2023

ANNUAL REPORT

Community West Bancshares

Formerly Named

Central Valley **Community Bancorp**





**Our New Name.
Our Next Chapter.**

Introducing
Community West Bank

Serving you throughout our expanded territory.

On April 1, 2024, Central Valley Community Bancorp and Bank merged with Community West Bancshares and Bank, enlarging our service area and inspiring our new name: **Community West Bank**. As a result of the merger, we now offer 27 full-service Banking Centers covering Greater Sacramento in the north, throughout the San Joaquin Valley and west to the Central Coast.

TO OUR SHAREHOLDERS

A Landmark Year of Continued Strength & Growth

While 2023 was a year of industry challenges, deposit compression and inflationary impacts, our four-decade record of sustained performance and strong capital position enabled us to capitalize on market opportunities for continued Company growth. Additionally, our lending performance was enhanced by strengthened management and exceptional client service, making 2023 a truly eventful year – culminating with the announced merger with Community West Bancshares and Bank.

The Company's reputation for resiliency has always shined brightest during times of economic uncertainty and volatility, such as the banking system turmoil in the first half of 2023. Despite this challenging landscape, the Company's financial security and unwavering focus on client success enabled us to successfully navigate the disruption.

Through economically good and challenging times alike, we remain deeply grateful for our team and their consistent performance in upholding the highest standards of true community bankers.

2023 Financial Performance

As of December 31, 2023, the Company reported assets of $2.4 billion, while net income for the year was $25.5 million. Loan growth continued, reaching $1.27 billion by year-end 2023, and total deposits remained strong at $2.04 billion.

The Board of Directors declared dividends for all four quarters of 2023 totaling $0.48 per share.

The Company's exceptional strength has long been attributed to conservative business practices, which has included maintaining substantial liquidity which is managed conservatively and monitored daily. For added security, capital is maintained at levels that exceed regulatory thresholds.

The Company's highly-diversified deposit base also contributes to its financial safety. For over four decades, we have served businesses and consumers across a wide range of industries and socioeconomic demographics, resulting in a uniquely broad and stable client base upon which to grow.

2023 Economic Overview

When the dust settled following early 2023's financial sector turbulence, the value of community banks became more evident as an essential resource for building strong businesses and communities. It also became clear that our valued stakeholders were committed to moving forward, which was reflected in Company performance. The Federal Reserve's benchmark interest rate reached a 22-year high and inflation persisted through year-end 2023, still above the Federal Reserve's goal of 2%, the Company was well-positioned to navigate these trends despite their impact on interest and operating expenses. Meanwhile in California, 2023's wet winter provided much-needed water for agriculture and the deepest Sierra Nevada snowpack in 40 years.

New Banking Centers Showcase Innovation, Client Amenities

Enhancements and growth characterized our Banking Center franchise in 2023, as the Company opened innovative, contemporary facilities in Sacramento, Modesto and Visalia.

Designed to elevate the client experience and provide businesses with meeting space and other amenities, the first of our new Banking Centers opened in July in Sacramento's Point West business district, followed in August by the new Modesto Banking Center which welcomed clients relocated from the existing Modesto location. In November, the Visalia Downtown Banking Center opened, consolidating two former locations into a single new facility. Every new and remodeled Banking Center brings the Company closer to elevating the look and client experience for the entire franchise.

The Company also entered the Bakersfield market in 2023, with presence bolstered by a local, well-known team of banking professionals serving clients from an interim location. A permanent Banking Center will be coming soon.

2023 Leadership Transitions

In February 2023, Shannon R. Livingston was named Executive Vice President, Chief Financial Officer, bringing a wealth of expertise, financial acumen and strategic leadership to the Executive Management Team.

Dawn Crusinberry, who served as Interim Chief Financial Officer, remained with the Company as Executive Vice President through the smooth completion of the merger, then retired after an exemplary banking career of over 40 years, including 23 with our Company.

2023 Awards & Achievements

During 2023, the Company earned recognition in a wide range of categories thanks to our talented team and robust financial performance. Among the highlights:

- *Earning a 5-Star Superior rating from Bauer Financial.*
- *Being designated a "Super Premier" performer by The Findley Reports.*
- *Receiving recognition as "Best Business Bank" for the 10th consecutive year in The Business Journal's 2023 Best of Central Valley Business Awards.*
- *Being honored with the 2023 Ethical Leadership Award by the Better Business Bureau and the Fresno State Ethics Center among others.*
- *Celebrating our President & CEO, James Kim, who was honored as the CEO of the Year by The Business Journal.*

Investing in Our Communities

Community investment consisting of financial donations and volunteer leadership has been integral to the Company's mission and long history of support to nonprofits and community organizations serving the region's diverse population. Every year, the Company's support helps meet such vital community needs as financial education, food and housing security, healthcare, regional revitalization and more.

In 2023, the Company contributed approximately $281,145 in financial support to 174 worthy organizations and shared over 2,000 volunteer hours with various groups, exceeding our goals for the year.

In addition to sharing invaluable volunteer hours in 2023, the Company provided $41 million in community development loans, positively impacting many at-risk individuals and families, as well as schools and nonprofits. Beneficiaries included programs to serve the unhoused population, to help first-time homebuyers in low- and moderate-income areas, to teach financial literacy, to support the needs of at-risk youth, to address critical food insecurity issues and more. We invite you to view our full Community Impact Report at: www.cvcb.com/corporate-responsibility.

Merger Paves the Way for Positive Changes in 2024

In October 2023, Central Valley Community Bancorp and Bank entered into a definitive merger agreement with Community West Bancshares and Bank. By February 2024, all required regulatory approvals had been received and shareholders of both companies had approved the merger, which was completed on April 1, 2024.

Following the closing, Central Valley Community Bancorp assumed the name Community West Bancshares and its NASDAQ ticker symbol (CWBC), and Central Valley Community Bank assumed the name Community West Bank to reflect the combined Company's expanded territory. The merger broadens the Company's service area with seven Banking Centers along the Coast for a total of 27 Banking Centers located throughout Central California. The combined Company is now one of the largest community banks headquartered in Central California, with approximately $3.5 billion in total assets.

The combined Company's Board of Directors now has 15 members: nine directors from Central Valley Community Bancorp and six directors from Community West Bancshares.

James J. Kim leads the combined team of executives and professional bankers as President and CEO of the Bank and CEO of the Company. Daniel J. Doyle serves as Chairman of the Board of the combined Company, alongside Robert H. Bartlein as Vice Chairman and Martin E. Plourd as President and Director.

As legacy Central Valley Community Bank locations have begun updating to the new Community West Bank name, signage and identity materials, all operational systems are expected to be fully converted in the third quarter of 2024.

The uniting of our two extraordinary banks and complementary cultures into a single, combined Company has strengthened our team of banking professionals and expanded territory as a community bank, just as the founders of both banks envisioned. All of which we expect to bring further shareholder value in the years to come.

On the Agenda for 2024: Growth Not Just in Size, But in Partnership

While 2023 will be remembered as a year of growth and strength for our Company, our goal for 2024 is for our geographic and fiscal growth to be matched by relational growth. As we extend a warm welcome to our new shareholders and clients who join our long-time shareholders and clients - you can rest assured that we want to be more than your bank, but your partner in every economic environment. To be your financial advocate, earning your trust and fostering a relationship that grows more valuable year after year. To stand alongside you through today's needs and whatever tomorrow may bring.

As we celebrate our new name, fortified team, expanded territory and other benefits resulting from the merger with Community West Bank, we also want to honor the journey that began in 1980 and brought us to this point. A journey made possible thanks to our visionary leadership, our diverse and talented team, our ability to exceed expectations, our investments in relationships and communities – ultimately, all the qualities found in true community banks.

With sincere thanks to our team, clients, shareholders and communities for a strong and successful 2023, we can be confident of greater things in 2024 and beyond.

Sincerely,



James J. Kim
CEO, Community West Bancshares,
President and CEO,
Community West Bank

Daniel J. Doyle
Chairman of the Board,
Community West Bancshares,
Community West Bank

Community West Bancshares
Board of Directors



Daniel J. Doyle
*Chairman of the Board, Community West Bancshares
and Community West Bank*



Robert H. Bartlein
*Vice Chairman, Community West Bancshares and Community
West Bank, President and CEO, Bartlein & Company, Inc.*
(Joined effective April 1, 2024)



James J. Kim
*Chief Executive Officer, Community West Bancshares
President and Chief Executive Officer, Community West Bank*



Martin E. Plourd
President, Community West Bancshares
(Joined effective April 1, 2024)



Suzanne M. Chadwick
Retired Bank Executive
(Joined effective April 1, 2024)



Daniel N. Cunningham
Retired CFO, Quinn Group, Inc.



Tom L. Dobyns
Retired Bank Executive
(Joined effective April 1, 2024)



F.T. "Tommy" Elliott, IV
*Owner, Wileman Bros. & Elliott, Inc.
and Kaweah Container, Inc.*



Robert J. Flautt
Retired Bank Executive

Community West Bancshares
Board of Directors



James W. Lokey
Retired Bank Executive
(Joined effective April 1, 2024)



Andriana D. Majarian
Executive Director,
Valley Children's Healthcare Foundation



Steven D. McDonald
Secretary of the Board, Community West Bancshares
and Community West Bank
President, McDonald Properties, Inc.



Dorothea D. Silva
Partner, BPM, LLP



William S. Smittcamp
President and CEO, Wawona Frozen Foods



Kirk B. Stovesand
Partner, Walpole & Co.
(Joined effective April 1, 2024)

*Not pictured: **Louis C. McMurray**, Director Emeritus (Effective April 1, 2024)*



Our Brand of Relationship Banking
Is Growing

On April 1, 2024, Central Valley Community Bancorp and Bank merged with Community West Bancshares and Bank inspiring our new name: Community West Bank. As a result of the merger, we now provide 27 full-service Banking Centers covering Greater Sacramento in the north, throughout the San Joaquin Valley and west to the Central Coast.

For over 44 years, we have invested in relationships, partnering with individuals and businesses of every type and size, providing financial strength, exceptional service and a deep commitment to our communities. Our name is new to some, but our commitment to our clients, team, shareholders and communities is unchanged.



A Sensible Step Forward

When our story began in 1979 in Clovis, California, our name was – quite aptly – Clovis Community Bank. As we grew to serve clients throughout the San Joaquin Valley and Greater Sacramento regions, our name was changed in 2002 to Central Valley Community Bank to represent our larger geographic territory.

Similarly, Community West Bank began in 1989 in Goleta, California as Goleta National Bank before evolving it's identity to Community West Bank as the company expanded.

Now, as this merger brings our culture of relationship banking and client advocacy to the Central Coast, the time is right for a new name that reflects the further expansion of our service area: Community West Bank. The name on the outside of our Banking Centers has changed a few times, but never the values on the inside.

Expanding to Better Serve You

Our newly-enhanced territory and name are perfectly aligned with our mission to invest in relationships, while furthering our legacy, vision and commitment to employees, clients and community.

Central Coast Banking Centers available to serve you:

Paso Robles	**Santa Barbara**
San Luis Obispo	**Ventura**
Santa Maria	**Oxnard**
Goleta	

Our Strong History

Our story is written by many hands, but with one vision: to help our clients and communities succeed. We are proud of our legacy of success, and just as proud that our story is still being written today.

Elevating Community Banking Since 1980

Since opening our doors in 1980, Community West Bank (formerly named Central Valley Community Bank) has cultivated an enviable track record of financial strength, security and stability. Today's Community West Bank is a well-capitalized institution with assets exceeding $3.5 billion as of April 1, 2024 – a Company proud to receive continued industry acclaim and national recognition for its excellent financial performance.

Community West Bank is distinguished from other financial institutions by our people, dedication to client advocacy, exemplary "relationship banking," strong community support and our mission to exceed expectations. The Company is known for our passion in providing customized solutions to guide businesses and communities to succeed through our highly personal approach and for our full range of business and consumer banking products, lending capabilities and digital services that keep pace with the industry.

Our 27 full-service Banking Centers are located in 24 communities within California's Greater Sacramento, San Joaquin Valley and Central Coast regions, with a variety of departments supporting Commercial Lending, Real Estate, Agribusiness, SBA, Residential Construction and Mortgage, Manufactured Housing, Private Banking and Cash Management. All are under the umbrella of Community West Bancshares (NASDAQ: CWBC), established in 2000 as the holding company for Community West Bank.

Guided By Our Values

Aided by our growth and success, Community West Bank has remained true to our vision and our commitment to the core values of teamwork, caring, inclusivity, excellence, accountability and integrity. The Company believes that accountable corporate behavior is essential for a community bank, and we work hard to contribute to a more equitable, resilient future for clients, team members, shareholders and the communities we serve.

Driven By Our Mission

At its heart, the Mission Statement of Community West Bank has always been about relationships, fostering a culture designed to "Inspire and empower our team to enrich and invest in every relationship by exceeding expectations." Since opening in 1980, Community West Bank's competitive advantage has been our people. Qualified, client- focused people guided by a Mission Statement and Core Values that reflect the timeless ideals upon which Community West Bank was founded.

Shaped By Our History

Community West Bank's history has been written by many hands, but with one vision: to help businesses and communities succeed by exceeding expectations at every opportunity.

The Community West Bank you see today is the product of that history – the embodiment of the vision and values upon which the Bank was established in 1979, opening in 1980, with 12 professional bankers and assets of $2,000,000.

The Company's founders were a diverse group of local business owners (including a few former bankers) who lived in the region and knew first-hand how a true community bank would benefit clients and businesses in this unique area.

They envisioned a community bank that would invest in and grow the distinctive communities it served, with Banking Centers that would employ service-driven, professional bankers who understood the businesses and needs of our communities. What started in Clovis expanded to the Central Sierra communities of Shaver Lake and Prather, then to Fresno and along California's Highway 99 corridor to Greater Sacramento in the north, throughout the San Joaquin Valley and west to the Central Coast.

Our expansion to the Coast is the result of the merger that enables us to honor the tenure and business relationships fostered in the region by Community West Bank since it's founding in 1989.

The founders' vision had been fulfilled, and continues to be realized in Community West Bank's daily operations.

Driven By Our Community Support

Community West Bank is closely connected to the areas in which our team members live, work and raise their families, and strives to invest in those communities to help them thrive and grow stronger. To achieve this, Community West Bank supports a wide variety of community organizations with leadership involvement, financial donations, volunteerism and financial education.

Inspired By Our Future

Guided by the Company's proven leadership and Board of Directors, Community West Bank's greatest days lie ahead. We are honored to share those days with our team members, clients, investors and communities whose support is deeply valued.

The Company is regulated by the Federal Deposit Insurance Corporation, Federal Reserve Board, Securities and Exchange Commission, and the California Department of Financial Protection & Innovation.

A New Era of Trusted Leadership

Mission

Inspire and empower our team to enrich and invest in every relationship by exceeding expectations.

Values

Teamwork, Accountability, Excellence, Integrity, Caring and Inclusive

Holding Company Executive Officers

James J. Kim
Chief Executive Officer

Martin E. Plourd
President

Shannon R. Livingston, CPA
Executive Vice President Chief Financial Officer

Patrick A. Luis
Executive Vice President, Chief Credit Officer

Bank Executive Officers

James J. Kim
President & Chief Executive Officer

Shannon R. Livingston, CPA
Executive Vice President Chief Financial Officer

Dawn M. Cagle
Executive Vice President, Chief Human Resources Officer

Patrick A. Luis
Executive Vice President, Chief Credit Officer

William F. Filippin
Executive Vice President, Regional Executive

Jeffrey M. Martin
Executive Vice President, Chief Banking Officer

Teresa Gilio
Executive Vice President

A. Ken Ramos
Executive Vice President, Regional Executive

Blaine C. Lauhon
Executive Vice President, Chief Administrative Officer

T. Joseph Stronks
Executive Vice President, Chief Risk Officer

Independent Auditors

Moss Adams LLP
Sacramento, CA

Counsel

Buchalter, A Professional Corporation
Sacramento, CA



Community West Bank Executive Management

From Left to Right:
Patrick A. Luis, Shannon R. Livingston, Dawn M. Cagle, T. Joseph Stronks, Blaine C. Lauhon, James J. Kim, William F. Filippin, Teresa Gilio, A. Ken Ramos and Jeffrey M. Martin

Corporate & Community
Responsibility

Environmental, Social and Governance (ESG)

At Community West Bank, we believe that accountable corporate behavior is essential for a community bank, and work diligently to ensure a more equitable, resilient future for our clients, team members, shareholders and the communities where we live and operate. For that reason, our executive management team annually reviews and prioritizes the Company's areas of focus, which include: community and charitable giving, responsible lending practices, economic stability, sustainable practices, environmental and social focuses, vendor management and employment practices, among others.

Since 1980, we have supported our clients with a full range of banking and financial services, while supporting initiatives that provide financial education and improve accessibility of financial solutions in our communities, champion our environment and promote transparency, accountability and diversity.

Our governance structure enables us to manage all major aspects of our business through an integrated process of financial, strategic, risk and leadership planning. This structure and process also ensures our compliance with laws and regulations while providing clear lines of authority for decision-making and accountability. Guided by our core values and high ethical standards, we strive to operate with integrity that inspires our clients and community to confidently place their trust in Community West Bank.

Diversity, Equity and Inclusion (DEI)

Community West Bank's policy reflects our commitment to maintaining a diverse and inclusive workplace in which all team members are supported, valued for their unique perspectives, skills and experiences and have the opportunity to contribute to the organization's success. This commitment is evident throughout our workplace and our impact on the communities we serve.

For additional information on ESG and DEI statements, visit our website at **www.cvcb.com/corporate-responsibility** *or contact Shannon Livingston, EVP, Chief Financial Officer at (800) 298-1775.*

2023 Highlights

COMMUNITY **GIVING**

$281,145
Invested in partnerships



$77,484
Donations for Food & Housing Insecurity

1,910
2023 Service Hours

PROVIDED SUPPORT TO **174** COMMUNITY ORGANIZATIONS

ECONOMIC **STABILITY**

OUTSTANDING CRA RATING
2019 – 2021 Helping Regions of Poverty

208 SMALL BUSINESS LOANS FOR **$52 MILLION**

RESPECTABLE ▲ WAGES

SUSTAINABLE **PRACTICES**


Focus on **ENERGY EFFICIENCY, RECYCLING & EDUCATION**


COMPANY RESOURCE & DROUGHT MANAGEMENT

ENVIRONMENTAL & **SOCIAL FOCUSES**

CLIMATE CHANGE, DIVERSITY, EQUITY & INCLUSION



Community West Bancshares
Trend Analysis



Net Income (In Thousands)



Diluted Earnings Per Share



Average Total Loans (In Thousands)



Average Total Deposits (In Thousands)



Return on Shareholders' Equity



Average Total Assets (In Thousands)

Community West Bancshares

Comparative Stock
Price Performance

Total Return Performance
Index Value



210.48
Community West
Bancshares

209.94
S&P US BMI
Banks

199.59
Russell 2000

Note: The graph above shows the cumulative total shareholder return on Community West Bancshares common stock compared to the cumulative total returns for the Russell 2000 Index and the S&P US BMI Banks, measured as of the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2013 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future stock performance.

In prior years, the Company used the SNL Bank NASDAQ Index as an industry index in the graph above, but due to the discontinuance of this index, the Company began using the S&P US BMI Banks Index in 2023.

Source: S&P Global Market Intelligence
© 2024

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Balance Sheets

December 31, 2023 and 2022 (In thousands, except share amounts)

ASSETS	2023	2022
Cash and due from banks	$ 30,017	$ 25,485
Interest-earning deposits in other banks	23,711	5,685
Total cash and cash equivalents	53,728	31,170
Available-for-sale debt securities, at fair value, net of allowance for credit losses of $0, with an amortized cost of $669,646 at December 31, 2023 and $740,468 at December 31, 2022	597,196	648,825
Held-to-maturity debt securities, at amortized cost less allowance for credit losses of $1,051 at December 31, 2023 and $0 at December 31, 2022	302,442	305,107
Equity securities, at fair value	6,649	6,558
Loans, less allowance for credit losses of $14,653 at December 31, 2023 and $10,848 at December 31, 2022	1,276,144	1,245,456
Bank premises and equipment, net	14,042	7,987
Bank owned life insurance	41,572	40,537
Federal Home Loan Bank stock	7,136	6,169
Goodwill	53,777	53,777
Accrued interest receivable and other assets	80,740	76,933
Total assets	$ 2,433,426	$ 2,422,519

LIABILITIES AND SHAREHOLDERS' EQUITY	2023	2022
Deposits:		
Non-interest bearing	$ 951,541	$ 1,056,567
Interest bearing	1,090,071	1,043,082
Total deposits	2,041,612	2,099,649
Short-term borrowings	80,000	46,000
Senior debt and subordinated debentures, net	69,744	69,599
Accrued interest payable and other liabilities	35,006	32,611
Total liabilities	2,226,362	2,247,859
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, no par value; 80,000,000 shares authorized; issued and outstanding: 11,818,039 at December 31, 2023 and 11,735,291 at December 31, 2022	62,550	61,487
Retained earnings	210,548	194,400
Accumulated other comprehensive loss, net of tax	(66,034)	(81,227)
Total shareholders' equity	207,064	174,660
Total liabilities and shareholders' equity	$ 2,433,426	$ 2,422,519

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Income

For the Years Ended December 31, 2023, 2022, and 2021 (In thousands, except per share amounts)

	2023	2022	2021
Interest income:			
Interest and fees on loans	$ 69,803	$ 55,907	$ 54,077
Interest on deposits in other banks	3,576	391	129
Interest and dividends on investment securities:			
Taxable	23,437	20,011	14,044
Exempt from Federal income taxes	5,602	6,679	5,606
Total interest income	102,418	82,988	73,856
Interest expense:			
Interest on deposits	15,527	1,197	1,036
Interest on short-term borrowings	810	254	-
Interest on senior debt and subordinated debentures	3,652	1,971	266
Total interest expense	19,989	3,422	1,302
Net interest income before provision (credit) for credit losses	82,429	79,566	72,554
Provision (credit) for credit losses	309	995	(4,435)
Net interest income after provision (credit) for credit losses	82,120	78,571	76,989
Non-interest income:			
Interchange fees	1,780	1,847	1,784
Service charges	1,503	2,014	1,901
Appreciation in cash surrender value of bank owned life insurance	1,035	985	840
Loan placement fees	584	899	1,974
Federal Home Loan Bank dividends	498	367	321
Net realized gain on sale of assets	402	15	8
Net realized (losses) gains on sales and calls of investment securities	(907)	(1,730)	501
Other income	2,125	657	1,676
Total non-interest income	7,020	5,054	9,005
Non-interest expenses:			
Salaries and employee benefits	31,367	28,917	28,720
Occupancy and equipment	5,726	5,131	4,882
Information technology	3,616	3,344	2,868
Professional services	3,425	1,519	1,665
Data processing expense	2,621	2,245	2,394
Regulatory assessments	1,312	851	831
ATM/Debit card expenses	757	809	818
Directors' expenses	614	282	422
Advertising	542	557	527
Loan related expenses	478	479	516
Personnel other	404	323	374
Amortization of core deposit intangibles	68	454	661
Other expense	4,370	3,573	3,299
Total non-interest expenses	55,300	48,484	47,977
Income before provision for income taxes	33,840	35,141	38,017
Provision for income taxes	8,304	8,496	9,616
Net income	$ 25,536	$ 26,645	$ 28,401
Basic earnings per common share	$ 2.17	$ 2.27	$ 2.32
Diluted earnings per common share	$ 2.17	$ 2.27	$ 2.31
Cash dividends per common share	$ 0.48	$ 0.48	$ 0.47

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Comprehensive Income (Loss)

For the Years Ended December 31, 2023, 2022, and 2021 (In thousands)

	2023	2022	2021
Net income	$ 25,536	$ 26,645	$ 28,401
Other Comprehensive Income (Loss):			
Unrealized gains (losses) on securities:			
Unrealized holdings gains (losses) arising during the period	18,286	(129,527)	(9,755)
Less: reclassification for net losses (gains) included in net income	907	1,730	(501)
Amortization of net unrealized losses transferred	2,376	1,651	-
Other comprehensive income (loss), before tax	21,569	(126,146)	(10,256)
Tax (expense) benefit related to items of other comprehensive income (loss)	(6,376)	37,287	3,032
Total other comprehensive income (loss)	15,193	(88,859)	(7,224)
Comprehensive income (loss)	$ 40,729	$ (62,214)	$ 21,177

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Changes In Shareholders' Equity

For the Years Ended December 31, 2023, 2022, and 2021 (In thousands, except share amounts)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Net of Taxes)	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2021	12,509,848	$ 79,416	$ 150,749	$ 14,856	$ 245,021
Net income	-	-	28,401	-	28,401
Other comprehensive loss, net of tax	-	-	-	(7,224)	(7,224)
Restricted stock granted, net of forfeitures	20,720	-	-	-	-
Stock issued under employee stock purchase plan	12,521	204	-	-	204
Stock awarded to employees	10,529	-	-	-	-
Stock-based compensation expense	-	562	-	-	562
Cash dividend ($0.47 per common share)	-	-	(5,757)	-	(5,757)
Stock options exercised	24,265	257	-	-	257
Repurchase and retirement of common stock	(661,232)	(13,619)	-	-	(13,619)
Balance, December 31, 2021	11,916,651	66,820	173,393	7,632	247,845
Net income	-	-	26,645	-	26,645
Other comprehensive loss, net of tax	-	-	-	(88,859)	(88,859)
Restricted stock granted, net of forfeitures	42,399	-	-	-	-
Stock issued under employee stock purchase plan	13,351	216	-	-	216
Stock awarded to employees	13,446	-	-	-	-
Stock-based compensation expense	-	776	-	-	776
Cash dividend ($0.48 per common share)	-	-	(5,638)	-	(5,638)
Stock options exercised	50,205	489	-	-	489
Repurchase and retirement of common stock	(300,761)	(6,814)	-	-	(6,814)
Balance, December 31, 2022	11,735,291	61,487	194,400	(81,227)	174,660
Implementation of ASU 2016-13, Current Expected Credit Loss (CECL) Day 1 Adjustment	-	-	(3,731)	-	(3,731)
Adjusted Balance, January 1, 2023	11,735,291	61,487	190,669	(81,227)	170,929
Net income	-	-	25,536	-	25,536
Other comprehensive income, net of tax	-	-	-	15,193	15,193
Restricted stock granted, net of forfeitures	58,467	-	-	-	-
Stock issued under employee stock purchase plan	13,973	206	-	-	206
Stock awarded to employees	10,347	-	-	-	-
Stock-based compensation expense	-	858	-	-	858
Cash dividend ($0.48 per common share)	-	-	(5,657)	-	(5,657)
Repurchase and retirement of common stock	(39)	(1)	-	-	(1)
Balance, December 31, 2023	11,818,039	$ 62,550	$ 210,548	$ (66,034)	$ 207,064

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Cash Flows

For the Years Ended December 31, 2023, 2022, and 2021 (In thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 25,536	$ 26,645	$ 28,401
Adjustments to reconcile net income to net cash provided by operating activities:			
Net decrease (increase) in deferred loan costs	786	(422)	3,483
Depreciation	891	755	897
Accretion	(1,890)	(1,520)	(1,404)
Amortization	9,005	9,662	8,102
Stock-based compensation	858	776	562
Provision (reversal) for credit losses	309	995	(4,435)
Net realized losses (gains) on sales and calls of available-for-sale investment securities	907	1,730	(501)
Net gain on sale and disposal of equipment	(402)	(15)	(8)
Net change in equity investments	(91)	858	218
Appreciation in cash surrender value of bank owned life insurance	(1,035)	(985)	(840)
Net increase in accrued interest receivable and other assets	(8,798)	(7,361)	(2,209)
Net increase (decrease) in accrued interest payable and other liabilities	1,666	(7,148)	9,124
(Benefit) provision for deferred income taxes	110	224	1,465
Net cash provided by operating activities	27,852	24,194	42,855
Cash Flows From Investing Activities:			
Purchases of available-for-sale investment securities	-	(301,699)	(495,879)
Proceeds from sales or calls of available-for-sale investment securities	26,361	252,331	26,222
Proceeds from sales or calls of held-to-maturity investment securities	35	-	-
Proceeds from maturity and principal repayment of available-for-sale investment securities	38,229	67,795	54,822
Proceeds from principal repayments of held-to-maturity investment securities	2,377	1,421	-
Net (increase) decrease in loans	(35,297)	(216,523)	60,738
Purchases of premises and equipment	(9,806)	(362)	(1,049)
Purchases of bank owned life insurance	-	-	(10,000)
FHLB stock purchased	(967)	(574)	-
Proceeds from sale of premises and equipment	3,262	15	9
Net cash provided by (used in) investing activities	24,194	(197,596)	(365,137)
Cash Flows From Financing Activities:			
Net (decrease) increase in demand, interest-bearing and savings deposits	(152,178)	(1,041)	399,903
Net increase (decrease) in time deposits	94,142	(22,107)	184
Proceeds from issuance of subordinated debt	-	-	34,299
Proceeds from short-term borrowings from Federal Home Loan Bank	3,411,500	2,452,826	-
Repayments of short-term borrowings to Federal Home Loan Bank	(3,422,500)	(2,406,826)	-
Proceeds of issuance of senior debt	-	30,000	-
Proceeds of borrowings from other financial institutions	116,500	-	-
Repayments of borrowings from other financial institutions	(71,500)	-	-
Purchase and retirement of common stock	(1)	(6,814)	(13,619)
Proceeds from stock issued under employee stock purchase plan	206	216	204
Proceeds from exercise of stock options	-	489	257
Cash dividend payments on common stock	(5,657)	(5,638)	(5,757)
Net cash (used in) provided by financing activities	(29,488)	41,105	415,471
Increase (decrease) in cash and cash equivalents	22,558	(132,297)	93,189
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,170	163,467	70,278
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 53,728	$ 31,170	$ 163,467
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 20,005	$ 2,831	$ 1,166
Income taxes	$ 7,700	$ 8,314	$ 8,155
Operating cash flows from operating leases	$ 2,484	$ 2,221	$ 2,259
Non-cash investing and financing activities:			
Unrealized gain (loss) on securities available for sale	$ 19,193	$ (127,797)	$ (10,256)
Transfer of securities from available-for-sale to held-to-maturity	$ -	$ 332,007	$ -
Transfer of unrealized losses on securities from available-for-sale to held-to-maturity	$ -	$ (25,328)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to
Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Central Valley Community Bancorp (the "Company") was incorporated on February 7, 2000 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to be a bank holding company in connection with its acquisition of Central Valley Community Bank (the "Bank"). The Company became the sole shareholder of the Bank on November 15, 2000 in a statutory merger, pursuant to which each outstanding share of the Bank's common stock was exchanged for one share of common stock of the Company.

Service 1st Capital Trust I (the Trust) is a business trust formed by Service 1st for the sole purpose of issuing trust preferred securities. The Company succeeded to all the rights and obligations of Service 1st in connection with the acquisition of Service 1st. The Trust is a wholly-owned subsidiary of the Company.

The Bank operates 19 full service offices throughout California's San Joaquin Valley and Greater Sacramento Region. The Bank's primary source of revenue is providing loans to customers who are predominately small and middle-market businesses and individuals.

The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. Depositors' accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

The accounting and reporting policies of the Company and the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Management has determined that because all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, the Bank. Intercompany transactions and balances are eliminated in consolidation.

For financial reporting purposes, Service 1st Capital Trust I, is a wholly-owned subsidiary acquired in the merger of Service 1st Bancorp and formed for the exclusive purpose of issuing trust preferred securities. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability on the Company's consolidated financial statements. The Company's investment in the common stock of the Trust is included in accrued interest receivable and other assets on the consolidated balance sheet.

Use of Estimates - The preparation of these financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates the estimates used. Estimates are based upon historical experience, current economic conditions and other factors that management considers reasonable under the circumstances.

These estimates result in judgments regarding the carrying values of assets and liabilities when these values are not readily available from other sources, as well as assessing and identifying the accounting treatments of contingencies and commitments. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, cash, due from banks with original maturities less than 90 days, interest-earning deposits in other banks, and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold and purchased for one-day periods. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, and Federal funds purchased.

Investment Securities - Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value in the period which the transfer occurs.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. Premiums and discounts on securities are amortized or accreted on the level yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Allowance for Credit Losses on Available-for-Sale Debt Securities - For available-for-sale ("AFS") debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as credit loss provision (or credit). Losses are charged against the allowance when management believes that the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Held-to-Maturity Debt Securities - Management measures expected credit losses on held-to-maturity ("HTM") debt securities on a collective basis by major security type. The estimate of expected credit losses considers historical credit loss information based on industry data that is adjusted for current conditions and reasonable and supportable forecasts. Management classifies the held-to-maturity portfolio into the following major security types: Obligations of States and Political Subdivisions, U.S. Government sponsored Entities and Agencies collateralized by Residential Mortgage Obligations, Private Label Mortgage and Asset Backed Securities, and Corporate Debt Securities.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the securities' amortized cost basis.

Loans - All loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at principal balances outstanding net of deferred loan fees and costs, and the allowance for credit losses. Interest is accrued daily based upon outstanding loan principal balances. However, when a loan becomes impaired and the future collectability of interest and principal is in serious doubt, the loan is placed on nonaccrual status and the accrual of interest income is suspended. Any loan delinquent 90 days or more is automatically placed on nonaccrual status. Any interest accrued but unpaid is charged against income. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to principal until fully collected and then to interest.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan placed on non-accrual status may be restored to accrual status when principal and interest are no longer past due and unpaid, or the loan otherwise becomes both well secured and in the process of collection. When a loan is brought current, the Company must also have reasonable assurance that the obligor has the

Notes to
Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ability to meet all contractual obligations in the future, that the loan will be repaid within a reasonable period of time, and that a minimum of six months of satisfactory repayment performance has occurred.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, and amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Acquired Loans and Leases - Loans and leases acquired through purchase or through a business combination are recorded at their fair value at the acquisition date. At the time of an acquisition, we evaluate loans to determine if they are purchase credit deteriorated ("PCD") loans. PCD loans are those acquired loans with evidence of more than insignificant credit deterioration since loan origination. This determination is made by considering past due and/or nonaccrual status, prior designation of a troubled debt restructuring, or other factors that may suggest we will not be able to collect all contractual payments. PCD loans are initially recorded at fair value with a gross up for the allowance for credit losses, which becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit premium or discount which is amortized or accreted over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision or credit to the allowance for credit losses.

While credit discounts are included in the determination of fair value for non-credit deteriorated loans, an allowance for loan loss is established at acquisition using the same methodology as originated loans since these discounts are accreted or amortized over the life of the loan. Subsequent deterioration or improvements in expected credit losses are recorded through a provision or credit to the allowance for credit losses on loans.

Allowance for Credit Losses on Loans - The allowance for credit losses ("ACL") on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance is established through a provision for credit losses which is charged to expense. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the loans' amortized cost basis.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience from national and local peer data provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for the differences in the current loan-specific risk characteristics, such as differences in loan-to-values, portfolio mix, or term as well as for changes in environmental conditions, such as changes in unemployment rates, market interest rates, property values, or other relevant factors. Management may assign qualitative factors to each loan segment if there are material risks or improvements present but not yet captured in the model environment.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company segregates the allowance by portfolio segment. These portfolio segments include commercial, commercial real estate, 1-4 family real estate and consumer loans. The relative significance of risk considerations vary by portfolio segment. Real estate construction loans, as summarized by class within the loan footnote, are disaggregated into either the commercial real estate or 1-4 family real estate allowance segments based on the type of construction loan due to the varying risks between commercial and consumer construction.

Commercial:

Commercial and industrial - Commercial and industrial loans are generally underwritten to existing cash flows of operating businesses. Additionally, economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Past due payments may indicate the borrower's capacity to repay their obligations may be deteriorating.

Agricultural production - Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Commercial Real Estate:

Commercial real estate construction and other land loans - Commercial land and construction loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified costs and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate—owner-occupied - Real estate collateral secured by commercial or professional properties with repayment arising from the owner's business cash flows. To meet this classification, the owner's operation must occupy no less than 50% of the real estate held. Financial profitability and capacity to meet the cyclical nature of the industry and related real estate market over a significant timeframe is essential.

Commercial real estate—non-owner occupied - Investor commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flows to service debt obligations.

Farmland - Agricultural loans secured by real estate generally possess a higher inherent risk of loss caused by changes in concentration of permanent plantings, government subsidies, and the value of the U.S. dollar affecting the export of commodities.

Multi-family - These properties are generally comprised of more than four rentable units, such as apartment buildings, with each unit intended to be occupied as the primary residence for one or more persons. Multi-family properties are also subject to changes in general or regional economic conditions, such as unemployment, ultimately resulting in increased vacancy rates or reduced rents or both. In addition, new construction can create an oversupply condition and market competition resulting in increased vacancy, reduced market rents, or both. Due to the nature of their use and the greater likelihood of tenant turnover, the management of these properties is more intensive and therefore is more critical to the preclusion of loss.

1-4 Family Real Estate: Including 1-4 family close-ended, revolving real estate loans, and residential construction loans, the degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends may indicate that the borrowers' capacity to repay their obligations may be deteriorating

Consumer: A consumer installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases. Other consumer loans include other open ended unsecured consumer loans. Open ended unsecured loans generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends.

When loans do not share similar risk characteristics, the Company evaluates the loan for expected credit losses on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses on Unfunded Commitments - The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Notes to
Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank Premises and Equipment - Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of Bank premises are estimated to be between 20 and 40 years. The useful lives of improvements to Bank premises, furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

The Bank evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Investments in Low Income Housing Tax Credit Funds - The Bank has invested in limited partnerships that were formed to develop and operate affordable housing projects for low or moderate income tenants throughout California. In accordance with ASU No. 2014-01, *Investments—Equity Method and Joint Ventures* (Topic 323), we elected to account for the investments in qualified affordable housing tax credit funds using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized as part of income tax expense (benefit). Each of the partnerships must meet the regulatory minimum requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest. The Company's investment in Low Income Housing Tax Credit ("LIHTC") partnerships is reported in other assets on the consolidated balance sheet.

Other Real Estate Owned - Other real estate owned (OREO) is comprised of property acquired through foreclosure proceedings or acceptance of deeds-in-lieu of foreclosure. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. OREO, when acquired, is initially recorded at fair value less estimated disposition costs, establishing a new cost basis. Fair value of OREO is generally based on an independent appraisal of the property. Subsequent to initial measurement, OREO is carried at the lower of the recorded investment or fair value less disposition costs. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Revenues and expenses associated with OREO are reported as a component of noninterest expense when incurred. There was no for other real estate owned at December 31, 2023 and at December 31, 2022.

Foreclosed Assets - Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through operations. Operating costs after acquisition are expensed. Gains and losses on disposition are included in noninterest expense. There was no for foreclosed assets at December 31, 2023 and at December 31, 2022.

Bank Owned Life Insurance - The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Business Combinations - The Company accounts for acquisitions of businesses using the acquisition method of accounting. Under the acquisition method, assets and liabilities assumed are recorded at their estimated fair values at the date of acquisition. Management utilizes various valuation techniques included discounted cash flow analyses to determine these fair values. Any excess of the purchase price over amounts allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed is recorded as goodwill.

Goodwill - Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the net fair value of assets, including identified intangible assets, acquired and liabilities assumed in the transactions accounted for under the acquisition method of accounting. The value of goodwill is ultimately derived from the Bank's ability to generate net earnings after the acquisitions. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2023, so goodwill was not required to be retested. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Intangible Assets - The intangible assets at December 31, 2023 represent the estimated fair value of the core deposit relationships acquired in business combinations. Core deposit intangibles are being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. Management evaluates the remaining useful lives quarterly to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on the evaluation, no changes to the remaining useful lives was required. During 2023 the amortization of the core deposit intangible, from previously completed acquisitions, was completed. Therefore, Management did not need to perform an annual impairment test on core deposit intangibles as of September 30, 2023, as no impairment was possible. Core deposit intangibles could also be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes - The Company files its income taxes on a consolidated basis with the Bank. The allocation of income tax expense represents each entity's proportionate share of the consolidated provision for income taxes.

Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

Accounting for Uncertainty in Income Taxes - The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Retirement Plans - Employee 401(k) plan expense is the amount of employer matching contributions. Profit sharing plan expense is the amount of employer contributions. Contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Deferred compensation and supplemental retirement plan expense is allocated over years of service.

Earnings Per Common Share - Basic earnings per common share (EPS), which excludes dilution, is computed by dividing income available to common shareholders

Notes to
Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(net income after deducting dividends, if any, on preferred stock and accretion of discount) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or warrants, result in the issuance of common stock which shares in the earnings of the Company. All data with respect to computing earnings per share is retroactively adjusted to reflect stock dividends and splits and the treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. Common stock awards for performance vest immediately. Holders of restricted stock awards receive non-forfeitable dividends at the same rate as common stockholders and they both share equally in undistributed earnings. Therefore, under the two-class method the difference in EPS is not significant for these participating securities.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Restrictions on Cash - Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Share-Based Compensation - Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Additionally, the compensation expense for the Company's employee stock ownership plan is based on the market price of the shares as they are committed to be released to participant accounts. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications - Certain reclassifications have been made to prior year financial statements to conform to the classifications used in 2023. None of the reclassifications had an impact on equity or net income.

Impact of New Financial Accounting Standards Adopted in 2023
On January 1, 2023, the Company adopted ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, credit losses recognized on available-for-sale debt securities will be presented as an allowance as opposed to a write-down, based on management's intent to sell the

security or the likelihood the Company will be required to sell the security before recovery of the amortized cost basis.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recognized an increase in the allowance for credit losses on loans totaling $3,910,000, a reserve for credit losses for held-to-maturity securities of $776,000, and an increase to the reserve for unfunded commitments of $612,000 with a corresponding decrease, net of taxes, in retained earnings, of $3,731,000 as of January 1, 2023 for the cumulative effect of adopting ASC 326.

The Company also adopted ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* upon the adoption of ASU 2016-13 as of January 1, 2023 on a prospective basis. The amendments in this update eliminated the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, *Receivables-Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan. Additionally, for public business entities, the amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost* in the vintage disclosures required by paragraph 326-20-50-6. The adoption modified the Company's disclosures but did not have a material impact on its financial position or results of operations.

In March 2020, the FASB issued Accounting Standards Update (ASU) 2020-04, *Reference Rate Reform (Subtopic 848)*: *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. As the Company has an insignificant number of instruments that are applicable to this ASU, management has determined that no impact to the valuations of these instruments are applicable for financial reporting purposes.

2. INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of securities available-for-sale and securities held-for-maturity at December 31, 2023 and 2022 and the

Notes to
Consolidated Financial Statements

2. INVESTMENT SECURITIES (Continued)

corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive (loss) income and gross unrecognized gains and losses:

December 31, 2023

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Value
Debt Securities:					
U.S. Treasury securities	$ 9,990	$ -	$ (1,036)	$ -	$ 8,954
U.S. Government agencies	102	-	(7)	-	95
Obligations of states and political subdivisions	198,070	-	(17,848)	-	180,222
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	88,874	3	(5,525)	-	83,352
Private label mortgage and asset backed securities	372,610	10	(48,047)	-	324,573
	$ 669,646	$ 13	$ (72,463)	$ -	$ 597,196

December 31, 2023

Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
Obligations of states and political subdivisions	$ 192,070	$ 70	$ (14,188)	$ 177,952	$ 20
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,758	-	(1,692)	9,066	-
Private label mortgage and asset backed securities	54,579	-	(5,944)	48,635	11
Corporate debt securities	46,086	-	(4,736)	41,350	1,020
	$ 303,493	$ 70	$ (26,560)	$ 277,003	$ 1,051

December 31, 2022

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:				
U.S. Treasury securities	$ 9,990	$ -	$ (1,283)	$ 8,707
U.S. Government agencies	107	-	(9)	98
Obligations of states and political subdivisions	201,638	-	(26,653)	174,985
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	117,292	4	(7,803)	109,493
Private label mortgage and asset backed securities	411,441	14	(55,913)	355,542
Corporate debt securities	-	-	-	-
	$ 740,468	$ 18	$ (91,661)	$ 648,825

December 31, 2022

Held-to-Maturity Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Obligations of states and political subdivisions	$ 192,004	$ 67	$ (23,166)	$ 168,905
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,430	-	(1,762)	8,668
Private label mortgage and asset backed securities	56,691	-	(5,931)	50,760
Corporate debt securities	45,982	-	(3,066)	42,916
Total held-to-maturity	$ 305,107	$ 67	$ (33,925)	$ 271,249

Proceeds and gross realized (losses)/gains on investment securities for the years ended December 31, 2023, 2022, and 2021 are shown below (in thousands):

	Years Ended December 31,		
Available-for-Sale Securities	2023	2022	2021
Proceeds from sales or calls	$ 26,361	$ 252,331	$ 26,222
Gross realized gains from sales or calls	$ -	$ 5,235	$ 580
Gross realized losses from sales or calls	$ (907)	$ (6,965)	$ (79)

During the second quarter of 2022, the Company re-designated certain securities previously classified as available-for-sale to the held-to-maturity classification. The securities re-designated consisted of obligations of states and political subdivision securities, U.S. Government sponsored entity and agency securities collateralized by residential mortgage obligations, private label mortgage and asset backed securities, and corporate debt securities with a total carrying value of $306.7 million at April 1, 2022. At the time of re-designation, the securities included $25.3 million of pretax unrealized losses in other comprehensive income; which is being amortized over the remaining life of the securities in a manner consistent with the amortization of a premium or discount.

As market interest rates or risks associated with an available-for-sale security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

Losses recognized in 2023, 2022, and 2021 were incurred in order to reposition the investment securities portfolio based on the current rate environment. The securities sold at a loss were acquired when the rate environment was not as volatile. The securities sold were primarily purchased to serve a purpose in the rate environment in which the securities were purchased. The Company addressed risks in the security portfolio by selling these securities and using the proceeds to fund loan growth.

The provision for income taxes includes $(268,000), $(511,000), and $148,000 income (benefit)/tax impact from the reclassification of unrealized net (losses)/gains on available-for-sale securities to realized net (losses)/gains on available-for-sale securities for the years ended December 31, 2023, 2022, and 2021, respectively.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investment securities at December 31, 2023 and 2022 by contractual maturity are shown in the two tables below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have

2. **INVESTMENT SECURITIES** (Continued)

the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

Available-for-Sale Securities	December 31, 2023		December 31, 2022	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	9,992	8,954	-	-
After five years through ten years	40,264	35,379	45,918	38,383
After ten years	157,804	144,843	165,710	145,309
	208,060	189,176	211,628	183,692
Investment securities not due at a single maturity date:				
U.S. Government agencies	102	95	107	98
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	88,874	83,352	117,292	109,493
Private label mortgage and asset backed securities	372,610	324,573	411,441	355,542
	$ 669,646	$ 597,196	$ 740,468	$ 648,825

Held-to-Maturity Securities	December 31, 2023		December 31, 2022	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	8,463	8,136	132	129
After five years through ten years	74,746	68,552	51,424	46,143
After ten years	108,861	101,264	140,448	122,633
	192,070	177,952	192,004	168,905
Investment securities not due at a single maturity date:				
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,758	9,066	10,430	8,668
Private label mortgage and asset backed securities	54,579	48,635	56,691	50,760
Corporate debt securities	46,086	41,350	45,982	42,916
	$ 303,493	$ 277,003	$ 305,107	$ 271,249

At December 31, 2023 there were five issuers of private label mortgage securities in which the Company had holdings of securities in amounts greater than 10% of shareholders' equity. Investments with these issuers were in senior tranches and/or were rated "AAA" or higher and there were no credit issues identified.

The following table summarizes the Company's debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 8,954	$ (1,036)	$ 8,954	$ (1,036)
U.S. Government agencies	-	-	95	(7)	95	(7)
Obligations of states and political subdivisions	-	-	180,222	(17,848)	180,222	(17,848)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	392	(3)	82,760	(5,522)	83,152	(5,525)
Private label residential mortgage and asset backed securities	-	-	323,655	(48,047)	323,655	(48,047)
	$ 392	$ (3)	$ 595,686	$ (72,460)	$ 596,078	$ (72,463)

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-Maturity Securities						
Debt Securities:						
Obligations of states and political subdivisions	$ 108	$ (1)	$ 175,309	$ (14,187)	$ 175,417	$ (14,188)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	9,066	(1,692)	9,066	(1,692)
Private label residential mortgage and asset backed securities	-	-	48,635	(5,944)	48,635	(5,944)
Corporate debt securities	-	-	41,350	(4,736)	41,350	(4,736)
	$ 108	$ (1)	$ 274,360	$ (26,559)	$ 274,468	$ (26,560)

	December 31, 2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 8,707	$ (1,283)	$ 8,707	$ (1,283)
U.S. Government agencies	$ -	$ -	$ 98	$ (9)	$ 98	$ (9)
Obligations of states and political subdivisions	90,808	(12,208)	84,177	(14,445)	174,985	(26,653)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	20,825	(1,058)	88,520	(6,745)	109,345	(7,803)
Private label residential mortgage backed securities	126,284	(14,529)	229,152	(41,384)	355,436	(55,913)
	$ 237,917	$ (27,795)	$ 410,654	$ (63,866)	$ 648,571	$ (91,661)

Notes to
Consolidated Financial Statements

2.   INVESTMENT SECURITIES (Continued)

	December 31, 2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-Maturity Securities						
Debt Securities:						
Obligations of states and political subdivisions	$ 48,311	$ (5,505)	$ 118,026	$ (17,661)	$ 166,337	$ (23,166)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	8,668	(1,762)	8,668	(1,762)
Private label residential mortgage and asset backed securities	19,393	(1,916)	31,367	(4,015)	50,760	(5,931)
Corporate debt securities	23,997	(1,561)	18,919	(1,505)	42,916	(3,066)
	$ 91,701	$ (8,982)	$ 176,980	$ (24,943)	$ 268,681	$ (33,925)

As of December 31, 2023, the Company had a total of 178 AFS debt securities in a gross unrealized loss position with no credit impairment, consisting of 6 U.S. Treasury securities and U.S. Government agencies, 43 obligations of states and political subdivisions, 52 U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations, and 77 private label mortgage and asset backed securities.

Allowance for Credit Losses on Available-for-Sale Debt Securities
Each reporting period, the Company assesses each AFS debt security that is in an unrealized loss position to determine whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The Company did not record an ACL on any available for sale securities at December 31, 2023 or upon adoption of ASU 2016-13 on January 1, 2023. As of both dates, the Company considers the unrealized losses across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit value. As of December 31, 2023, the Company determined that it is not more likely than not that the Company would be required to sell securities.

The gross unrealized losses presented in the preceding tables were primarily attributable to interest rate increases and liquidity and were mainly comprised of the following:

- Obligations of States and Political Subdivisions: The unrealized losses on investments in obligations of states and political subdivisions are caused by increases in required yields by investors in these types of securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment.

- U.S. Treasury and Government Sponsored Entities and Agencies Collateralized by Residential Mortgage Obligations: The unrealized losses on the Company's investments in U.S. treasuries and government sponsored entities and agencies collateralized by residential mortgage obligations were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment.

- Private Label Mortgage and Asset Backed Securities: The Company has invested exclusively in AA and AAA tranches of various private label mortgage and asset backed securities. Each purchase is subject to a credit and structure review prior to their purchase. Ratings are reviewed on a quarterly basis in addition to other metrics provided through third-party services. Following review of the financial metrics and ratings, management concluded that the unrealized loss position of the private label mortgage and asset backed securities related exclusively to the fluctuation in market conditions and were not reflective of any credit concerns with the tranches comprising the Company's investments.

No allowance for credit losses have been recognized on AFS debt securities in an unrealized loss position, as management does not believe that any of the securities are impaired due to credit risk factors as of December 31, 2023 and December 31, 2022.

Allowance for Credit Losses on Held-to-Maturity Debt Securities
The Company separately evaluates its HTM debt securities for any credit losses based on probability of default and loss given default utilizing historical industry data based on investment category, while also considering reasonable and supportable forecasts. The probability of default and loss given default are incorporated into the present value of expected cash flows and compared against amortized cost. The Company recorded an ACL on January 1, 2023 for held-to-maturity debt securities within the corporate bond and private label mortgage securities of $545,000 and $231,000, respectively.

The allowance for credit losses on HTM securities was $1,051,000 at December 31, 2023.

The Company monitors credit quality of debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. For non-rated investment securities, management receives quarterly performance updates to monitor for any credit concerns. There were no HTM securities on nonaccrual or past due over 89 days and still on accrual. The following table summarizes the amortized cost of debt securities held-to-maturity at the dates indicated, aggregated by credit quality indicator. U.S. Government sponsored agencies are not included in the below tables as credit ratings are not applicable.

	December 31, 2023		
Debt Securities Held-to-Maturity	AAA/AA/A	BBB	Unrated
Obligations of states and political subdivisions	$ 192,070	$ -	$ -
Private label mortgage and asset backed securities	46,334	-	8,245
Corporate debt securities	-	30,173	15,913
Total debt securities held-to-maturity	$ 238,404	$ 30,173	$ 24,158

Investment securities with amortized costs totaling $343,629,000 and $214,579,000 and fair values totaling $315,069,000 and $190,814,000 were pledged as collateral for borrowing arrangements, public funds and for other purposes at December 31, 2023 and 2022, respectively.

3.   LOANS AND ALLOWANCE FOR CREDIT LOSSES

The majority of the disclosures in this footnote are prepared at the class level, which is equivalent to the call report or call code classification. The roll forward of the allowance for credit losses is presented at the portfolio segment level. Accrued interest receivable on loans of $4,752,000 and $4,512,000 at December 31, 2023 and December 31, 2022 respectively is not included in the loan tables below and is included in other assets on the Company's balance sheets. Outstanding loans are summarized by class as follows:

Loan Type (Dollars in thousands)	December 31, 2023	December 31, 2022
Commercial:		
Commercial and industrial	$ 105,466	$ 141,197
Agricultural production	33,556	37,007
Total commercial	139,022	178,204
Real estate:		
Construction & other land loans	33,472	109,175
Commercial real estate—owner occupied	215,146	194,663
Commercial real estate—non-owner occupied	539,522	464,809
Farmland	120,674	119,648
Multi-family residential	61,307	24,586
1-4 family—close-ended	96,558	93,510
1-4 family—revolving	27,648	30,071
Total real estate	1,094,327	1,036,462
Consumer	55,606	40,252
Total gross loans	1,288,955	1,254,918
Net deferred origination fees	1,842	1,386
Loans, net of deferred origination fees	1,290,797	1,256,304
Allowance for credit losses	(14,653)	(10,848)
Total loans, net	$ 1,276,144	$ 1,245,456

At December 31, 2023 and December 31, 2022, loans originated under Small Business Administration (SBA) programs totaling $18,246,000 and $19,947,000,

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

respectively, were included in the real estate and commercial categories, of which, $13,955,000 or 76% and $15,333,000 or 77%, respectively, are secured by government guarantees.

Allowance for Credit Losses on Loans
The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other

relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

When a loan no longer shares similar risk characteristics with other loans, such as in the case of certain nonaccrual loans, the Company estimates the allowance for credit losses on an individual loan basis. There were no loans on nonaccrual or individually evaluated as of December 31, 2023 or December 31, 2022.

The following table shows the summary of activities for the allowance for credit losses as of and for the year ended December 31, 2023, 2022, and 2021 by portfolio segment (in thousands):

	Commercial		Commercial Real Estate		1-4 Family Real Estate		Consumer		Unallocated		Total	
Allowance for credit losses:												
Beginning balance, January 1, 2023 prior to adoption of ASU 2016-13 (CECL)	$	1,814	$	7,803	$	607	$	284	$	340	$	10,848
Impact of adoption of ASU 2016-13		454		1,693		1,614		489		(340)		3,910
(Credit) provision for credit losses (1)		(766)		296		199		186		-		(85)
Charge-offs		(636)		-		-		(53)		-		(689)
Recoveries		609		-		15		45		-		669
Ending balance, December 31, 2023	$	1,475	$	9,792	$	2,435	$	951	$	-	$	14,653

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $309 includes a $276 provision for held-to-maturity securities and a $118 provision for unfunded loan commitments.

	Commercial		Real Estate		Consumer		Unallocated		Total	
Allowance for credit losses:										
Beginning balance, January 1, 2022	$	2,011	$	6,741	$	568	$	280	$	9,600
(Credit) provision for credit losses (1)		(531)		1,062		409		60		1,000
Charge-offs		(27)		-		(151)		-		(178)
Recoveries		367		-		59		-		426
Ending balance, December 31, 2022	$	1,820	$	7,803	$	885	$	340	$	10,848

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $995 includes a $(5) credit for unfunded loan commitments.

	Commercial		Real Estate		Consumer		Unallocated		Total	
Allowance for credit losses:										
Beginning balance, January 1, 2021	$	2,019	$	9,174	$	1,091	$	631	$	12,915
Credit for credit losses (1)		(663)		(2,752)		(534)		(351)		(4,300)
Charge-offs		(46)		-		(221)		-		(267)
Recoveries		701		319		232		-		1,252
Ending balance, December 31, 2021	$	2,011	$	6,741	$	568	$	280	$	9,600

(1) Represents credit losses for loans only. The credit for credit losses on the Consolidated Statements of Income of $(4,435) includes a $(135) credit for unfunded loan commitments.

During the year ended December 31, 2023, the credit to credit losses was primarily driven by stable economic scenario forecasts in commercial real estates, partially offset by loan balances changes. Management believes that the allowance for credit losses at December 31, 2023 appropriately reflected expected credit losses in the loan portfolio at that date.

Notes to
Consolidated Financial Statements

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table shows the loan portfolio by class, net of deferred fees, allocated by management's internal risk ratings for the period indicated (in thousands):

	Term Loans Amortized Cost Basis by Origination Year As of December 31, 2023						Revolving Loans	Revolving Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial and industrial									
Pass/Watch	$ 19,886	$ 17,129	$ 21,050	$ 4,643	$ 1,561	$ 6,980	$ 29,391	$ 215	$ 100,855
Special mention	-	277	139	183	107	272	3,750	-	4,728
Substandard	-	-	-	156	-	66	-	-	222
Total	$ 19,886	$ 17,406	$ 21,189	$ 4,982	$ 1,668	$ 7,318	$ 33,141	$ 215	$ 105,805
Current period gross write-offs	$ 241	$ -	$ 323	$ -	$ -	$ -	$ -	$ -	$ 564
Agricultural production									
Pass/Watch	$ 153	$ 830	$ 14	$ -	$ 251	$ 112	$ 30,241	$ 999	$ 32,600
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	676	-	-	-	-	300	-	976
Total	$ 153	$ 1,506	$ 14	$ -	$ 251	$ 112	$ 30,541	$ 999	$ 33,576
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction & other land loans									
Pass/Watch	$ 6,953	$ 15,593	$ 1,305	$ 701	$ 1,538	$ 3,039	$ 4,167	$ -	$ 33,296
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 6,953	$ 15,593	$ 1,305	$ 701	$ 1,538	$ 3,039	$ 4,167	$ -	$ 33,296
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate-owner occupied									
Pass/Watch	$ 20,648	$ 25,132	$ 20,783	$ 39,356	$ 21,831	$ 80,384	$ 3,207	$ -	$ 211,341
Special mention	-	-	-	-	-	3,026	272	-	3,298
Substandard	-	-	-	-	-	497	-	-	497
Total	$ 20,648	$ 25,132	$ 20,783	$ 39,356	$ 21,831	$ 83,907	$ 3,479	$ -	$ 215,136
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate-non-owner occupied									
Pass/Watch	$ 81,153	$ 115,031	$ 77,375	$ 38,307	$ 12,181	$ 175,419	$ 19,218	$ 3,216	$ 521,900
Special mention	-	600	-	-	-	374	-	-	974
Substandard	-	-	-	-	13,625	2,344	-	-	15,969
Total	$ 81,153	$ 115,631	$ 77,375	$ 38,307	$ 25,806	$ 178,137	$ 19,218	$ 3,216	$ 538,843
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass/Watch	$ 8,382	$ 24,063	$ 10,873	$ 29,770	$ 11,155	$ 23,324	$ 8,695	$ 1,955	$ 118,217
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	2,213	-	200	-	-	2,413
Total	$ 8,382	$ 24,063	$ 10,873	$ 31,983	$ 11,155	$ 23,524	$ 8,695	$ 1,955	$ 120,630
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential									
Pass/Watch	$ 2,988	$ 1,847	$ 38,644	$ 2,364	$ 4,538	$ 10,417	$ 532	$ -	$ 61,330
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 2,988	$ 1,847	$ 38,644	$ 2,364	$ 4,538	$ 10,417	$ 532	$ -	$ 61,330
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family-close-ended									
Pass/Watch	$ 1,689	$ 64,056	$ 7,898	$ 2,259	$ 1,703	$ 18,237	$ -	$ 809	$ 96,651
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 1,689	$ 64,056	$ 7,898	$ 2,259	$ 1,703	$ 18,237	$ -	$ 809	$ 96,651
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family-revolving									
Pass/Watch	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,662	$ 6,213	$ 27,875
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,662	$ 6,213	$ 27,875
Current period gross write-offs	$ 75	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 75
Consumer									
Pass/Watch	$ 34,866	$ 8,745	$ 6,503	$ 2,265	$ 2,007	$ 2,398	$ 643	$ 4	$ 57,431
Special mention	-	-	-	-	-	-	-	-	-
Substandard	182	-	42	-	-	-	-	-	224
Total	$ 35,048	$ 8,745	$ 6,545	$ 2,265	$ 2,007	$ 2,398	$ 643	$ 4	$ 57,655
Current period gross write-offs	$ 23	$ -	$ -	$ -	$ 27	$ -	$ -	$ -	$ 50
Total loans outstanding (risk rating):									
Pass/Watch	$ 176,718	$ 272,426	$ 184,445	$ 119,665	$ 56,765	$ 320,310	$ 117,756	$ 13,411	$ 1,261,496
Special mention	-	877	139	183	107	3,672	4,022	-	9,000
Substandard	182	676	42	2,369	13,625	3,107	300	-	20,301
Grand Total	$ 176,900	$ 273,979	$ 184,626	$ 122,217	$ 70,497	$ 327,089	$ 122,078	$ 13,411	$ 1,290,797
Current period total gross write-offs	$ 339	$ -	$ 323	$ -	$ 27	$ -	$ -	$ -	$ 689

3. **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The following table shows the loan portfolio by class, net of deferred fees, allocated by management's internal risk ratings at December 31, 2022 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial:					
Commercial and industrial	$ 131,300	$ 8,707	$ 1,655	$ -	$ 141,662
Agricultural production	24,926	6,713	5,399	-	37,038
Real Estate:					
Construction & other land loans	93,817	-	15,024	-	108,841
Commercial real estate—owner occupied	189,344	3,283	2,169	-	194,796
Commercial real estate—non-owner occupied	458,746	3,440	2,412	-	464,598
Farmland	109,898	8,879	824	-	119,601
Multi-family residential	24,636	-	-	-	24,636
1-4 family—close-ended	93,644	-	-	-	93,644
1-4 family—revolving	30,031	-	266	-	30,297
Consumer:	41,155	2	34	-	41,191
Total	$ 1,197,497	$ 31,024	$ 27,783	$ -	$ 1,256,304

The following table shows an aging analysis of the loan portfolio by class at December 31, 2023 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 25	$ -	$ -	$ 25	$ 105,441	$ 105,466	$ -	$ -
Agricultural production	507	-	-	507	33,049	33,556	-	-
Real estate:								
Construction & other land loans	-	-	-	-	33,472	33,472	-	-
Commercial real estate—owner occupied	-	-	-	-	215,146	215,146	-	-
Commercial real estate—non-owner occupied	-	-	-	-	539,522	539,522	-	-
Farmland	-	-	-	-	120,674	120,674	-	-
Multi-family residential	-	-	-	-	61,307	61,307	-	-
1-4 family—close-ended	2,973	-	-	-	96,558	96,558	-	-
1-4 family—revolving	-	-	-	-	27,648	27,648	-	-
Consumer	169	68	-	237	55,369	55,606	-	-
Deferred fees	-	-	-	-	$ 1,842	1,842	-	-
Total	$ 3,674	$ 68	$ -	$ 769	$ 1,290,028	$ 1,290,797	$ -	$ -

3.   **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The following table shows an aging analysis of the loan portfolio by class at December 31, 2022 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 440	$ -	$ -	$ 440	$ 140,757	$ 141,197	$ -	$ -
Agricultural production	-	-	-	-	37,007	37,007	-	-
Real estate:								
Construction & other land loans	-	-	-	-	109,175	109,175	-	-
Commercial real estate—owner occupied	250	-	-	250	194,413	194,663	-	-
Commercial real estate—non-owner occupied	4,507	-	-	4,507	460,302	464,809	-	-
Farmland	-	-	-	-	119,648	119,648	-	-
Multi-family residential	-	-	-	-	24,586	24,586	-	-
1-4 family—close-ended	-	-	-	-	93,510	93,510	-	-
1-4 family—revolving	465	-	-	465	29,606	30,071	-	-
Consumer	233	-	-	233	40,019	40,252	-	-
Deferred fees	-	-	-	-	1,386	1,386	-	-
Total	$ 5,895	$ -	$ -	$ 5,895	$ 1,250,409	$ 1,256,304	$ -	$ -

As of December 31, 2023 and December 31, 2022 there were no collateral dependent loans.

There was no foregone interest on nonaccrual loans for the year ended December 31, 2023. Foregone interest on nonaccrual loans totaled $132,000 and $99,000 for the years ended December 31, 2022 and 2021, respectively.

Occasionally, the Company modifies loans to borrowers in financial distress by providing reductions of the stated interest rate of the loan or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk. There were no loan modifications granted to borrowers experiencing financial difficulty during the years ended December 31, 2023 or 2022. As of December 31, 2022, the Company had a recorded investment in troubled debt restructurings ("TDR") of $2,372,000. The Company allocated $314,000 of specific reserves for those loans at December 31, 2022. The Company committed to lend no additional amounts as of December 31, 2022 to customers with outstanding loans that were classified as troubled debt restructurings.

The following is a summary of the allowance for credit losses by impairment methodology and portfolio segment as of December 31, 2022 and December 31, 2021 (in thousands):

	Commercial	Real Estate	Consumer	Unallocated	Total
Allowance for credit losses:					
Ending balance, December 31, 2022	$ 1,820	$ 7,803	$ 885	$ 340	$ 10,848
Ending balance: individually evaluated for impairment	$ 309	$ 5	$ -	$ -	$ 314
Ending balance: collectively evaluated for impairment	$ 1,511	$ 7,798	$ 885	$ 340	$ 10,534

The following table shows the ending balances of loans as of December 31, 2022 and December 31, 2021 by portfolio segment and by impairment methodology (in thousands):

	Commercial	Real Estate	Consumer	Total
Loans:				
Ending balance, December 31, 2022	$ 180,204	$ 910,881	$ 163,833	$ 1,254,918
Ending balance: individually evaluated for impairment	$ 1,240	$ 139	$ 993	$ 2,372
Ending balance: collectively evaluated for impairment	$ 178,964	$ 910,742	$ 162,840	$ 1,252,546

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table shows information related to impaired loans by class at December 31, 2022 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Consumer:			
Equity loans and lines of credit	$ 993	$ 1,007	$ -
Total with no related allowance recorded	993	1,007	-
With an allowance recorded:			
Commercial:			
Commercial and industrial	1,240	1,240	309
Real estate:			
Commercial real estate	126	126	2
Agricultural real estate	13	13	3
Total real estate	139	139	5
Total with an allowance recorded	1,379	1,379	314
Total	$ 2,372	$ 2,386	$ 314

The recorded investment in loans excludes accrued interest receivable and net loan origination fees, due to immateriality.

The following table shows information related to impaired loans by class at December 31, 2021 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Consumer:			
Equity loans and lines of credit	$ 136	$ 172	$ -
Total with no related allowance recorded	136	172	-
With an allowance recorded:			
Commercial:			
Commercial and industrial	6,452	6,491	544
Agricultural land and production	634	714	63
Total commercial	7,086	7,205	607
Real estate:			
Real estate construction and other land loans	292	292	30
Commercial real estate	137	138	3
Agricultural real estate	21	21	5
Total real estate	450	451	38
Consumer:			
Equity loans and lines of credit	914	914	4
Total consumer	914	914	4
Total with an allowance recorded	8,450	8,570	649
Total	$ 8,586	$ 8,742	$ 649

4. BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following (in thousands):

	December 31,	
	2023	2022
Land	$ 729	$ 1,131
Buildings and improvements	5,020	8,360
Furniture, fixtures and equipment	15,725	11,885
Leasehold improvements	10,218	4,305
	31,692	25,681
Less accumulated depreciation and amortization	(17,650)	(17,694)
	$ 14,042	$ 7,987

Depreciation and amortization included in occupancy and equipment expense totaled $891,000, $755,000 and $897,000 for the years ended December 31, 2023, 2022, and 2021, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2023 and 2022 was $53,777,000. Total goodwill at December 31, 2023 consisted of $13,466,000, $10,394,000, $6,340,000, $14,643,000, and $8,934,000 representing the excess of the cost of Folsom Lake Bank, Sierra Vista Bank, Visalia Community Bank, Service 1st Bancorp, and Bank of Madera County, respectively, over the net of the amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment.

Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2023, so goodwill was not required to be retested.

Intangible assets represent the estimated fair value of the core deposit relationships acquired in the 2013 acquisition of Visalia Community Bank. Core deposit intangibles are amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. Upon acquisition, the core deposit intangible asset of Visalia Community Bank was recorded as $1,365,000.

There was no carrying value remaining of this intangible asset at December 31, 2023, compared to a carrying value at December 31, 2022 of $68,000, which was net of $1,297,000 in accumulated amortization expense. Amortization expense recognized was $68,000 for 2023, $454,000 for 2022, and $661,000 for 2021.

6. DEPOSITS

Interest-bearing deposits consisted of the following (in thousands):

	December 31,	
	2023	2022
Savings	$ 179,609	$ 215,287
Money market	497,043	435,783
NOW accounts	251,334	324,089
Time, $250,000 or more	24,257	13,338
Time, under $250,000	137,828	54,585
	$ 1,090,071	$ 1,043,082

6. DEPOSITS (Continued)

Aggregate annual maturities of time deposits are as follows (in thousands):

Years Ending December 31,		
2024	$	128,035
2025		3,327
2026		1,343
2027		15,334
2028		14,046
Thereafter		-
	$	162,085

Interest expense recognized on interest-bearing deposits consisted of the following (in thousands):

	Years Ended December 31,					
		2023		2022		2021
Savings	$	245	$	25	$	20
Money market		8,910		848		661
NOW accounts		366		207		162
Time certificates of deposit		6,006		117		193
	$	15,527	$	1,197	$	1,036

As of December 31, 2023 and December 31, 2022 uninsured deposits totaled $821,756,000 and $900,123,000, respectively.

7. BORROWING ARRANGEMENTS

Federal Home Loan Bank Advances - As of December 31, 2023, the Company had a $35,000,000 Federal Home Loan Bank ("FHLB") of San Francisco advance with an interest rate of 5.70%, as compared to a $46,000,000 advance with an interest rate of 4.65% at December 31, 2022. Approximately $590,387,000 in loans were pledged under a blanket lien as collateral to the FHLB for the Bank's remaining borrowing capacity of $307,483,000 as of December 31, 2023. FHLB advances are also secured by investment securities with amortized costs totaling $22,315,000 and $21,745,000 and market values totaling $29,727,000 and $28,961,000 at December 31, 2023 and 2022, respectively. The Bank's credit limit varies according to the amount and composition of the investment and loan portfolios pledged as collateral.

Lines of Credit - The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 and $110,000,000 at December 31, 2023 and 2022, respectively, at interest rates which vary with market conditions. As of December 31, 2023 and 2022, the Company had no advances with correspondent banks.

Federal Reserve Line of Credit and Bank Term Funding Program - The Bank has a line of credit in the amount of $4,448,000 and $4,702,000 with the Federal Reserve Bank of San Francisco (FRB) at December 31, 2023 and 2022, respectively, which bears interest at the prevailing discount rate collateralized by investment securities with amortized costs totaling $4,894,000 and $5,508,000 and market values totaling $4,374,000 and $4,893,000, respectively. The Bank participates in the Bank Term Funding Program (BTFP) which offers loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging any collateral eligible for purchase by the Federal Reserve Banks in open market operations such as U.S. Treasuries, U.S. agency securities, and U.S. agency mortgage-backed securities. These assets are valued at par. The BTFP is an additional source of liquidity against high-quality securities

At December 31, 2023, the Bank had $45,000,000 as a short-term loan outstanding with the FRB under the Bank Term Funding Program at an interest rate of 4.81%. The Bank had no borrowings with the FRB as of December 31, 2022.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2023 and December 31, 2022:

Credit Lines (In thousands)		December 31, 2023		December 31, 2022
Unsecured Credit Lines				
Credit limit	$	110,000	$	110,000
Balance outstanding	$	-	$	-
Federal Home Loan Bank				
Credit limit	$	342,483	$	365,309
Balance outstanding	$	35,000	$	46,000
Collateral pledged	$	612,702	$	687,357
Fair value of collateral	$	500,972	$	565,869
Federal Reserve Bank Term Loan Funding Program				
Credit limit	$	46,174	$	-
Balance outstanding	$	45,000	$	-
Collateral pledged	$	53,650	$	-
Fair value of collateral	$	47,603	$	-
Federal Reserve Bank				
Credit limit	$	4,448	$	4,702
Balance outstanding	$	-	$	-
Collateral pledged	$	4,894	$	5,508
Fair value of collateral	$	4,374	$	4,893

8. LEASES

Leases - The Bank leases certain of its branch facilities and administrative offices under noncancelable operating leases with terms extending through 2033. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Operating lease cost is comprised of lease expense recognized on a straight-line basis, the amortization of the right-of-use asset and the implicit interest accreted on the operating lease liability. Operating lease cost is included in occupancy and equipment expense on our consolidated statements of income. We evaluate the lease term by assuming the exercise of options to extend that are reasonably assured and those option periods covered by an option to terminate the lease, if deemed not reasonably certain to be exercised. The lease term is used to determine the straight-line expense and limits the depreciable life of any related leasehold improvements. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These expenses are classified in occupancy and equipment expense on our consolidated statements of income, consistent with similar costs for owned locations, but is not included in operating lease cost below. We calculate the lease liability using a discount rate that represents our incremental borrowing rate at the lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2023 are as follows (in thousands):

Years Ending December 31,		
2024	$	2,214
2025		1,720
2023		1,535
2027		1,305
2028		663
Thereafter		1,920
Total lease payments		9,357
Less: imputed interest		(237)
Present value of operating lease liabilities	$	9,120

8.   LEASES (Continued)

The table below summarizes the total lease cost for the period ending:

(Dollars in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Operating lease cost	$ 2,375	$ 2,187	$ 2,088
Short-term lease cost	-	-	3
Variable lease cost	347	307	353
Total lease cost	$ 2,722	$ 2,494	$ 2,444

The table below summarizes other information related to our operating leases:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term, in years	5.91	6.38
Weighted average discount rate	1.40%	1.50%

The table below shows operating lease right of use assets and operating lease liabilities as of :

(Dollars in thousands)	December 31, 2023	December 31, 2022
Operating lease right-of-use assets	$ 8,311	$ 10,629
Operating lease liabilities	$ 9,120	$ 11,449

The right-of-use-assets and lease liabilities are included with other assets and other liabilities on the consolidated balance sheet, respectively.

9.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2023, 2022, and 2021 consisted of the following (in thousands):

	Federal	State	Total
2023			
Current	$ 4,692	$ 3,502	$ 8,194
Deferred	176	(66)	110
Provision for income taxes	$ 4,868	$ 3,436	$ 8,304
2022			
Current	$ 4,827	$ 3,445	$ 8,272
Deferred	80	144	224
Provision for income taxes	$ 4,907	$ 3,589	$ 8,496
2021			
Current	$ 4,687	$ 3,464	$ 8,151
Deferred	1,002	463	1,465
Provision for income taxes	$ 5,689	$ 3,927	$ 9,616

Deferred tax assets (liabilities) consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Allowance for credit losses	$ 4,643	$ 3,207
Deferred compensation	4,152	4,204
Unrealized loss on available-for-sale investment securities	27,716	34,093
Net operating loss carryovers	1,754	1,907
Mark-to-market adjustment	301	497
Other deferred tax assets	302	84
Other-than-temporary impairment	30	30
Loan and investment impairment	280	376
Operating lease liabilities	2,696	3,385
Partnership income	74	52
State taxes	718	777
Bank premises and equipment	229	(385)
Total deferred tax assets	42,895	48,227
Deferred tax liabilities:		
Operating lease right-of-use assets	(2,457)	(3,142)
Finance leases	(625)	(668)
Unrealized gain on available-for-sale investment securities	-	-
Core deposit intangible	-	(20)
FHLB stock	(191)	(191)
Loan origination costs	(1,166)	(829)
Total deferred tax liabilities	(4,439)	(4,850)
Net deferred tax assets	$ 38,456	$ 43,377

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax asset will not be realized. More likely than not is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Thus, management concludes no valuation allowance is necessary against deferred tax assets as of December 31, 2023 and 2022.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2023, 2022, and 2021 consisted of the following:

	2023	2022	2021
Federal income tax, at statutory rate	21.0%	21.0%	21.0%
State taxes, net of Federal tax benefit	8.0%	8.1%	8.2%
Tax exempt investment security income, net	(3.5)%	(3.7)%	(3.1)%
Bank owned life insurance, net	(0.6)%	(0.8)%	(0.5)%
Compensation—stock compensation	-%	(0.2)%	(0.2)%
Low income housing tax credits	(0.6)%	(0.3)%	(0.3)%
Other	0.2%	0.1%	0.2%
Effective tax rate	24.5%	24.2%	25.3%

As of December 31, 2023, the Company had Federal and California net operating loss ("NOL") carry-forwards of $5,659,000 and $6,599,000, respectively.

Notes to
Consolidated Financial Statements

9.   INCOME TAXES (Continued)

These NOLs were acquired through business combinations and are subject to IRC 382 will begin expiring at various dates between 2030 and 2035, for federal purposes and various dates between 2030 and 2036 for California purposes. While they are subject to IRC Section 382, management has determined that all of the NOLs are more than likely than not to be utilized before they expire.

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. The Company conducts all of its business activities in the State of California. There are no pending U.S. federal or state income tax examinations by those taxing authorities. The Company is no longer subject to the examination by U.S. federal taxing authorities for the years ended before December 31, 2020 and by the state taxing authorities for the years ended before December 31, 2019.

As of December 31, 2023, the Company has no unrecognized tax benefits and does not expect any material changes in the next 12 months.

During the years ended December 31, 2023 and 2022, the Company recorded no interest or penalties related to uncertain tax positions.

10.   SENIOR DEBT AND SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures:

(Dollars in thousands)	December 31, 2023		December 31, 2022	
Fixed — floating rate subordinated debentures, due 2031	$	35,000	$	35,000
Unamortized debt issuance costs		(411)		(556)
Floating rate senior debt bank loan, due 2032		30,000		30,000
Junior subordinated deferrable interest debentures, due October 2036		5,155		5,155
Total subordinated debentures	$	69,744	$	69,599

Subordinated Debentures

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.125% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

Interest expense recognized by the Company for the Subordinated Debentures for the years ended December 31, 2023, 2022, and 2021 was $1,239,000, $1,239,000, and $173,000, respectively.

Senior Debt

On September 15, 2022, the Company entered into a $30.0 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Central Valley Community Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

Interest expense recognized by the Company for the Senior Debt for the years ended December 31, 2023, 2022, and 2021 was $2,053,000, $544,000, and $0, respectively.

Junior Subordinated Debentures

Service 1st Capital Trust I is a Delaware business trust formed by Service 1st. The Company succeeded to all of the rights and obligations of Service 1st in connection with the merger with Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2023, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2023, the rate was 7.26%. Interest expense recognized by the Company for the years ended December 31, 2023, 2022, and 2021 was $360,000, $188,000 and $93,000, respectively.

11.   COMMITMENTS AND CONTINGENCIES

<u>Correspondent Banking Agreements</u> - The Bank maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $3,813,000 at December 31, 2023.

<u>Financial Instruments With Off-Balance-Sheet Risk</u> - The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk (in thousands):

	December 31,			
	2023		2022	
Commitments to extend credit	$	274,282	$	286,925
Standby letters of credit	$	1,988	$	1,216

Commitments to extend credit consist primarily of unfunded commercial loan commitments and revolving lines of credit, single-family residential equity lines of credit and commercial and residential real estate construction loans. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are generally secured and are issued by the Bank to guarantee the financial obligation or performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to

11. COMMITMENTS AND CONTINGENCIES (Continued)

customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2023 and 2022. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

At December 31, 2023, commercial loan commitments represent 47% of total commitments and are generally secured by collateral other than real estate or unsecured. Real estate loan commitments represent 49% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Consumer loan commitments represent the remaining 4% of total commitments and are generally unsecured. In addition, the majority of the Bank's loan commitments have variable interest rates.

At December 31, 2023 and 2022, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $839,000 and $110,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using an appropriate, systematic, and consistently applied process. While related to credit losses, this allocation is not a part of the allowance for credit losses and is considered separately as a liability for accounting and regulatory reporting purposes. Changes in this contingent allocation are recorded in other non-interest expense.

Concentrations of Credit Risk - At December 31, 2023, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 95.5% of total loans of which 10.7% were commercial and 84.8% were real-estate-related.

At December 31, 2022, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 96.8% of total loans of which 14.1% were commercial and 82.7% were real-estate-related.

Management believes the loans within these concentrations have no more than the typical risks of collectability. However, in light of the current economic environment, additional declines in the performance of the economy in general, or a continued decline in real estate values or drought-related decline in agricultural business in the Company's primary market area could have an adverse impact on collectability, increase the level of real-estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

Contingencies - The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or consolidated results of operations of the Company.

Investments in Low Income Housing Tax Credit Funds - The unfunded commitments as of December 31, 2023 and 2022 in low income housing tax credit funds were $4,371,000 and $4,949,000, respectively. All commitments will be paid by the Company by 2038.

12. SHAREHOLDERS' EQUITY

Regulatory Capital - The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements could result in mandatory or, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Company and the Bank each meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. The most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. Management knows of no conditions or events since that notification that would change the Bank's category.

Capital ratios are reviewed by Management on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet our anticipated future needs. For all periods presented, the Bank's ratios exceed the regulatory definition of well capitalized under the regulatory framework for prompt

correct action and the Company's ratios exceed the required minimum ratios for capital adequacy purposes.

Bank holding companies with consolidated assets of $3 billion or more and banks like Central Valley Community Bank must comply with minimum capital ratio requirements which consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6%; (iii) a total capital to total risk weighted assets ratio of 8%; and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%.

In addition, a "capital conservation buffer" is established which requires maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer increases the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. If the capital ratio levels of a banking organization fall below the capital conservation buffer amount, the organization will be subject to limitations on (i) the payment of dividends; (ii) discretionary bonus payments; (iii) discretionary payments under Tier 1 instruments; and (iv) engaging in share repurchases.

Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2023 and 2022. There are no conditions or events since those notifications that management believes have changed those categories. The capital ratios for the Company and the Bank are presented in the table below (exclusive of the capital conservation buffer).

The following table presents the Company's regulatory capital ratios as of December 31, 2023 and December 31, 2022:

(Dollars in thousands)	Actual Ratio	
December 31, 2023	Amount	Ratio
Tier 1 Leverage Ratio	$ 222,567	9.18%
Common Equity Tier 1 Ratio (CET 1)	$ 217,567	12.78%
Tier 1 Risk-Based Capital Ratio	$ 222,567	13.07%
Total Risk-Based Capital Ratio	$ 273,699	16.08%
December 31, 2022		
Tier 1 Leverage Ratio	$ 205,154	8.37%
Common Equity Tier 1 Ratio (CET 1)	$ 200,154	11.92%
Tier 1 Risk-Based Capital Ratio	$ 205,154	12.22%
Total Risk-Based Capital Ratio	$ 250,556	14.92%

The following table presents the Bank's regulatory capital ratios as of December 31, 2023 and December 31, 2022, as well as the minimum capital ratios for capital adequacy for the Bank:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2023	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 285,099	11.75%	$ 97,016	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 285,099	16.76%	$ 76,526	7.00%
Tier 1 Risk-Based Capital Ratio	$ 285,099	16.76%	$ 102,035	8.50%
Total Risk-Based Capital Ratio	$ 301,642	17.74%	$ 136,047	10.50%
December 31, 2022				
Tier 1 Leverage Ratio	$ 266,373	10.86%	$ 98,075	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 266,373	15.87%	$ 75,516	7.00%
Tier 1 Risk-Based Capital Ratio	$ 266,373	15.87%	$ 100,688	8.50%
Total Risk-Based Capital Ratio	$ 277,331	16.53%	$ 134,251	10.50%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

12. SHAREHOLDERS' EQUITY (Continued)

Dividends - During 2023, the Bank declared and paid cash dividends to the Company in the amount of $6,963,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023. The Company did not repurchase or retire any common stock during the year ended December 31, 2023.

During 2022, the Company paid dividends to the Bank in the amount of $38,000,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

During 2021, the Bank declared and paid cash dividends to the Company in the amount of $7,679,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $5,757,000 or $0.47 per common share cash dividend to shareholders of record during the year ended December 31, 2021. During the year ended December 31, 2021, the Company repurchased and retired common stock in the amount of $13,619,000.

The Company's primary source of income with which to pay cash dividends is dividends from the Bank. The California Financial Code restricts the total amount of dividends payable by a bank at any time without obtaining the prior approval of the California Department of Business Oversight to the lesser of (1) the Bank's retained earnings or (2) the Bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2023, $72,335,000 of the Bank's retained earnings were free of these restrictions.

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations is as follows (in thousands, except share and per-share amounts):

	For the Years Ended December 31,		
	2023	2022	2021
Basic Earnings Per Common Share:			
Net income	$ 25,536	$ 26,645	$ 28,401
Weighted average shares outstanding	11,728,858	11,715,376	12,237,424
Net income per common share	$ 2.17	$ 2.27	$ 2.32
Diluted Earnings Per Common Share:			
Net income	$ 25,536	$ 26,645	$ 28,401
Weighted average shares outstanding	11,728,858	11,715,376	12,237,424
Effect of dilutive stock options and warrants	24,014	23,698	44,508
Weighted average shares of common stock and common stock equivalents	11,752,872	11,739,074	12,281,932
Net income per diluted common share	$ 2.17	$ 2.27	$ 2.31

No outstanding options or restricted stock awards considered were anti-dilutive at December 31, 2023, 2022, and 2021.

13. EQUITY-BASED COMPENSATION

In May 2015, the Company adopted the Central Valley Community Bancorp 2015 Omnibus Incentive Plan (2015 Plan). The plan provides for awards in the form of stock options, stock appreciation rights, and restricted stock. The plan also allows for performance awards that may be in the form of cash or shares of the Company's common stock. With respect to stock options and restricted stock the exercise price

in the case of stock options and the grant value in the case of restricted stock may not be less than the fair market value at the date of the award. The options and awards under the plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period for stock options and restricted stock rights is determined by the Board of Directors and ranges one to five years. The maximum number of shares that can be issued with respect to all awards under the plan is 875,000. Currently under the 2015 Plan, 612,652 shares remain reserved for future grants as of December 31, 2023.

Share-based compensation cost recognized for the 2015 Plan plans was $858,000, $776,000, and $562,000 for the years ended December 31, 2023, 2022, and 2021, respectively. The recognized tax benefit for the share-based compensation expense, forfeitures of restricted stock, and exercise of stock options, resulted in the recognition of $0, $87,000, and $50,000 for the years ended December 31, 2023, 2022, and 2021, respectively.

No options to purchase shares of the Company's common stock were granted during the years ending December 31, 2023, 2022 and 2021 from any of the Company's stock based compensation plans.

A summary of the combined activity of the Plans during the years then ended is presented below (dollars in thousands, except per-share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2021	77,070	$ 10.06	1.51	$ 382
Options exercised	(24,265)	$ 10.6		
Options outstanding at December 31, 2021	52,805	$ 9.81	0.57	$ 581
Options exercised	(50,205)	$ 9.74		
Options forfeited	(2,600)	$ 11.12		
Options outstanding at December 31, 2022 and 2023	-	$ -	0.00	$ -

Information related to the stock option plan during each year follows (in thousands):

	2023	2022	2021
Intrinsic value of options exercised	$ -	$ 496	$ 253
Cash received from options exercised	$ -	$ 489	$ 257
Excess tax benefit realized for option exercises	$ -	$ 87	$ 50

As of December 31, 2023, there is no unrecognized compensation cost related to stock options granted under all Plans. All options are fully vested.

Restricted Stock and Common Stock Awards - The 2015 Plan provides for the issuance of restricted common stock to directors and officers and common stock awards based on the achievement of performance goals as determined by the Board of Directors or in accordance with executive employment agreements. Restricted common stock grants typically vest over a one to five-year period. Restricted common stock is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. Outstanding restricted awards related to these agreements are presented in the table below. Common stock awards for performance vest immediately. During 2023 and 2022 the Company awarded 10,347 and 13,446 shares, recognizing compensation expense for these shares of $221,000 and $279,000, respectively.

Holders of restricted stock awards receive non-forfeitable dividends at the same rate as common stockholders and they both share equally in undistributed earnings.

Notes to
Consolidated Financial Statements

13. EQUITY-BASED COMPENSATION (Continued)

Therefore, under the two-class method the difference in EPS is not significant for these participating securities.

The following table summarizes restricted stock activity for the years ended as follows:

	Shares		Weighted Average Grant Date Fair Value
Nonvested outstanding shares at January 1, 2021	30,013	$	15.60
Granted	31,496	$	18.83
Vested	(37,085)	$	15.12
Forfeited	(247)	$	20.26
Nonvested outstanding shares at December 31, 2021	24,177	$	20.50
Granted	56,089	$	17.75
Vested	(33,316)	$	20.39
Forfeited	(244)	$	20.50
Nonvested outstanding shares at December 31, 2022	46,706	$	17.28
Granted	69,692	$	15.86
Vested	(40,387)	$	17.90
Forfeited	(878)	$	15.79
Nonvested outstanding shares at December 31, 2023	75,133	$	15.65

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries. Each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated.

As of December 31, 2023, there were 75,133 shares of restricted stock that are nonvested and expected to vest. Share-based compensation cost charged against income for restricted stock awards was $612,000, $474,000, and $385,000 for the year ended December 31, 2023, 2022, and 2021 respectively.

As of December 31, 2023, there was $763,000 of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 2.16 years and will be adjusted for subsequent changes in estimated forfeitures. Restricted common stock awards had an intrinsic value of $649,000 at December 31, 2023.

14. EMPLOYEE BENEFITS

401(k) and Profit Sharing Plan - The Bank has established a 401(k) and profit sharing plan. The 401(k) plan covers substantially all employees who have completed a one-month employment period. Participants in the profit sharing plan are eligible to receive employer contributions after completion of two years of service. Bank contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Participants are automatically vested 100% in all employer contributions. The Bank contributed $850,000, $1,000,000, and $1,050,000 to the profit sharing plan in 2023, 2022, and 2021, respectively.

Additionally, the Bank may elect to make a matching contribution to the participants' 401(k) plan accounts. The amount to be contributed is announced by the Bank at the beginning of the plan year. For the years ended December 31, 2023, 2022, and 2021, the Bank made a 100% matching contribution on all deferred amounts up to 5% of eligible compensation. For the years ended December 31, 2023, 2022, and 2021, the Bank made matching contributions totaling $1,089,000, $1,046,000, and $1,014,000, respectively.

Deferred Compensation Plans - The Bank has a nonqualified Deferred Compensation Plan which provides directors with an unfunded, deferred compensation program. Under the plan, eligible participants may elect to defer some or all of their current compensation or director fees. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.10% at December 31, 2023). At December 31, 2023 and 2022, the total net deferrals included in accrued interest payable and other liabilities were $4,131,000 and $4,023,000, respectively.

In connection with the implementation of the above plan, single premium universal life insurance policies on the life of each participant were purchased by the Bank, which is the beneficiary and owner of the policies. The cash surrender value of the policies totaled $11,252,000 and $10,915,000 and at December 31, 2023 and 2022, respectively. Income recognized on these policies, net of related expenses, for the years ended December 31, 2023, 2022, and 2021, was $292,000, $278,000, and $264,000, respectively.

In October 2015, the Board of Directors of the Company and the Bank adopted a board resolution to create the Central Valley Community Bank Executive Deferred Compensation Plan (the Executive Plan). Pursuant to the Executive Plan, all eligible executives of the Bank may elect to defer up to 50 percent of their compensation for each deferral year. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.10% at December 31, 2023). At December 31, 2023 and 2022, the total net deferrals included in accrued interest payable and other liabilities were $271,000 and $300,000, respectively.

Salary Continuation Plans - The Board of Directors has approved salary continuation plans for certain key executives. Under these plans, the Bank is obligated to provide the executives with annual benefits for 10-15 years after retirement. In connection with the acquisitions of Folsom Lake Bank (FLB), Service 1st Bank, and Visalia Community Bank (VCB), the Bank assumed a liability for the estimated present value of future benefits payable to former key executives of FLB, Service 1st, and VCB. The liability relates to change in control benefits associated with their salary continuation plans. The benefits are payable to the individuals when they reach retirement age. These benefits are substantially equivalent to those available under split-dollar life insurance policies purchased by the Bank on the life of the executives. The expense/(benefit) recognized under these plans for the years ended December 31, 2023, 2022, and 2021, totaled $186,000, $(430,000), and $377,000, respectively. Note, the expense is effected by the changing discount rate used to calculate the liability. Accrued compensation payable under the salary continuation plans totaled $9,291,000 and $9,554,000 at December 31, 2023 and 2022, respectively. These benefits are substantially equivalent to those available under split-dollar life insurance policies acquired.

In connection with these plans, the Bank purchased single-premium life insurance policies with cash surrender values totaling $30,320,000 and $29,622,000 at December 31, 2023 and 2022, respectively. Income recognized on these policies, net of related expense, for the years ended December 31, 2023, 2022, and 2021 totaled $743,000, $706,000, and $576,000, respectively.

Employee Stock Purchase Plan - During 2017, the Company adopted an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at a discount to fair market value as of the date of purchase. The Company bears all costs of administering the plan, including broker's fees, commissions, postage and other costs actually incurred.

As of December 31, 2023, the Company had 418,083 shares remaining for purchase under the plan.

15. RELATED PARTIES

During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. The following is a summary of the aggregate activity involving related-party borrowers (in thousands):

Balance, January 1, 2023	$	23,727
Disbursements		1,383
Amounts repaid		(832)
Balance, December 31, 2023	$	24,278
Undisbursed commitments to related parties, December 31, 2023	$	547

As of December 31, 2023 and 2022, the Company had $12,921,000 and $14,549,000 in related party deposits, respectively.

16. FAIR VALUE MEASUREMENTS

Fair Value Hierarchy
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Notes to
Consolidated Financial Statements

16.   FAIR VALUE MEASUREMENTS (Continued)

Level 1 - Quoted market prices (unadjusted) for identical instruments traded in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, we report the transfer at the beginning of the reporting period.

The estimated carrying and fair values of the Company's financial instruments are as follows (in thousands):

December 31, 2023

	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 30,017	$ 30,017	$ -	$ -	$ 30,017
Interest-earning deposits in other banks	23,711	23,711	-	-	23,711
Held-to-maturity investment securities	302,442	-	277,003	-	277,003
Loans, net	1,276,144	-	-	1,213,098	1,213,098
Accrued interest receivable	10,898	-	6,146	4,752	10,898
Financial liabilities:					
Time deposits	162,085	-	160,839	-	160,839
Short-term borrowings	80,000	-	79,991	-	79,991
Senior debt and subordinated debentures	69,744	-	-	61,121	61,121
Accrued interest payable	778	-	594	184	778

December 31, 2022

	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 25,485	$ 25,485	$ -	$ -	$ 25,485
Interest-earning deposits in other banks	5,685	5,685	-	-	5,685
Held-to-maturity investment securities	305,107	-	271,249	-	271,249
Loans, net	1,245,456	-	-	1,113,849	1,113,849
Accrued interest receivable	10,547	-	6,035	4,512	10,547
Financial liabilities:					
Time deposits	67,923	-	67,047	-	67,047
Short-term borrowings	46,000	-	46,000	-	46,000
Senior debt and subordinated debentures	69,599	-	-	62,504	62,504
Accrued interest payable	794	-	83	711	794

The methods and assumptions used to estimate fair values are described as follows:

(a) Cash and Cash Equivalents - The carrying amounts of cash and due from banks, interest-earning deposits in other banks, and Federal funds sold approximate fair values and are classified as Level 1.

(b) Investment securities - The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

(c) Loans - Fair values of loans are estimated as follows: fixed and variable loans are estimated using discounted cash flow analyses, taking into consideration various factors including loan type, credit loss and prepayment expectations. The loan cash flows are discounted to present value using a combination of existing market rates and liquidity spreads as well as underlying index rates and margins on variable rate loans resulting in a Level 3 classification.

(d) Time Deposits - Fair value for fixed and variable rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities resulting in a Level 2 classification.

(e) Short-Term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, maturing within one year, approximate their fair values resulting in a Level 2 classification.

(f) Subordinated Debentures and Senior Debt - The fair values of the Company's Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(g) Accrued Interest Receivable/Payable - The fair value of accrued interest receivable and payable is based on the fair value hierarchy of the related asset or liability.

16.   FAIR VALUE MEASUREMENTS (Continued)

Assets Recorded at Fair Value

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2023 and 2022:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements (in thousands):

| | Fair Value Measurements Using | | | |
	Fair Value	Level 1	Level 2	Level 3
December 31, 2023				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 8,954	$ -	$ 8,954	$ -
U.S. Government agencies	95	-	95	-
Obligations of states and political subdivisions	180,222	-	180,222	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	83,352	-	83,352	-
Private label mortgage and asset backed securities	324,573	-	324,573	-
Equity Securities	6,649	6,649	-	-
Total assets measured at fair value on a recurring basis	$ 603,845	$ 6,649	$ 597,196	$ -

| | Fair Value Measurements Using | | | |
	Fair Value	Level 1	Level 2	Level 3
December 31, 2022				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 8,707	$ -	$ 8,707	$ -
U.S. Government agencies	98	-	98	-
Obligations of states and political subdivisions	174,985	-	174,985	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	109,493	-	109,493	-
Private label residential mortgage and asset backed securities	355,542	-	355,542	-
Corporate debt securities	-	-	-	-
Equity Securities	6,558	6,558	-	-
Total assets measured at fair value on a recurring basis	$ 655,383	$ 6,558	$ 648,825	$ -

Securities in Level 1 are mutual funds and fair values are based on quoted market prices for identical instruments traded in active markets. Fair values for available-for-sale investment securities in Level 2 are based on quoted market prices for similar securities in active markets. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings. During the years ended December 31, 2023 and 2022, no transfers between levels occurred.

There were no Level 3 assets measured at fair value on a recurring basis at December 31, 2023 or December 31, 2022. Also there were no liabilities measured at fair value on a recurring basis at December 31, 2023 or December 31, 2022.

Non-Recurring Basis

There were no assets measured on a non-recurring basis at December 31, 2023 and December 31, 2022.

17. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS
December 31, 2023 and 2022
(In thousands)

	2023	2022
ASSETS		
Cash and cash equivalents	$ 776	$ 3,202
Investment in Bank subsidiary	274,596	240,879
Other assets	1,704	989
Total assets	$ 277,076	$ 245,070
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Senior debt and subordinated debentures	$ 69,744	$ 69,599
Other liabilities	268	811
Total liabilities	70,012	70,410
Shareholders' equity:		
Common stock	62,550	61,487
Retained earnings	210,548	194,400
Accumulated other comprehensive loss, net of tax	(66,034)	(81,227)
Total shareholders' equity	207,064	174,660
Total liabilities and shareholders' equity	$ 277,076	$ 245,070

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2023, 2022, and 2021
(In thousands)

	2023	2022	2021
Income:			
Dividends declared by (Company) Subsidiary – eliminated in consolidation	$ 6,963	$ (38,000)	$ 7,679
Other income	11	6	3
Total income	6,974	(37,994)	7,682
Expenses:			
Interest on subordinated debentures and borrowings	3,652	1,971	266
Professional fees	1,305	239	296
Other expenses	283	601	560
Total expenses	5,240	2,811	1,122
Income (loss) before equity in undistributed net income of Subsidiary	1,734	(40,805)	6,560
Equity in undistributed net income of Subsidiary, net of distributions	22,256	66,583	21,496
Income before income tax benefit	23,990	25,778	28,056
Benefit from income taxes	1,546	867	345
Net income	$ 25,536	$ 26,645	$ 28,401
Total other comprehensive income (loss)	15,193	(88,859)	(7,224)
Comprehensive income (loss)	$ 40,729	$ (62,214)	$ 21,177

Notes to
Consolidated Financial Statements

17.   PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023, 2022, and 2021
(In thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 25,536	$ 26,645	$ 28,401
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed net income of subsidiary, net of distributions	(22,256)	(66,583)	(21,496)
Equity-based compensation	858	776	562
Amortization of unamortized issuance cost	145	145	-
Net (increase) decrease in other assets	(715)	(499)	1
Net increase (decrease) in other liabilities	(542)	390	307
Benefit for deferred income taxes	-	15	6
Net cash provided by (used in) operating activities	3,026	(39,111)	7,781
Cash flows used in investing activities:			
Investment in subsidiary	-	-	-
Cash flows from financing activities:			
Proceeds from issuance of subordinated and senior debt	-	30,000	34,299
Cash dividend payments on common stock	(5,657)	(5,638)	(5,757)
Purchase and retirement of common stock	(1)	(6,814)	(13,619)
Proceeds from exercise of stock options	-	489	256
Proceeds from stock issued under employee stock purchase plan	206	216	204
Net cash (used in) provided by financing activities	(5,452)	18,253	15,383
(Decrease) increase in cash and cash equivalents	(2,426)	(20,858)	23,164
Cash and cash equivalents at beginning of year	3,202	24,060	896
Cash and cash equivalents at end of year	$ 776	$ 3,202	$ 24,060
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 4,180	$ 1,431	$ 119

18.   SUBSEQUENT EVENT

On February 8, 2024, the Company received shareholder approval of the merger of Community West Bancshares with and into the Company, with Central Valley Community Bancorp as the resulting company, and Community West Bank with and into Central Valley Community Bank.

 Additionally, all required regulatory approvals have been received for the merger and the closing of the transaction is expected to be completed as of April 1, 2024, subject to certain other customary closing conditions. Following the closing of the merger, the resulting company will assume the name Community West Bancshares, and Central Valley Community Bank will assume the name Community West Bank to reflect the expanded territory of the combined company.

Dividend Declared
On January 17, 2024, the Board of Directors declared a 0.12 per share cash dividend payable on February 19, 2024 to shareholders of record as of February 2, 2024.

Financial Statements and Supplementary Data.
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Central Valley Community Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Central Valley Community Bancorp and subsidiary (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 1, 2, and 3 to the consolidated financial statements, the Company changed its method of accounting for allowance for credit losses as of January 1, 2023, due to the adoption of Accounting Standards Updated No. 2016-13, which established Accounting Standards Codification Topic 326, *Financial Instruments—Credit Losses*.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the PCAOB. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses for Loans

As described in Notes 1 and 3 to the consolidated financial statements, the Company adopted ASU 2016-13, *Financial Instruments—Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments, as of January 1, 2023, using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Upon adoption, the Company recorded a decrease to retained earnings of $3.7 million, net of taxes, for the cumulative effect. As further discussed in Note 3 to the consolidated financial statements, the Company's allowance for credit losses for loans was $14.7 million as of December 31, 2023. The allowance for credit losses is maintained to cover lifetime expected credit losses in the loan portfolio. The Company estimates its allowance for credit losses based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses and weighting of economic scenarios. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. These scenarios consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

We identified the elections and key assumptions involved in the adoption of Topic 326, and the selection and weighting of economic scenarios used by the Company's management in the estimate of the allowance for credit losses for loans as a critical audit matter. The principal consideration for our determination of the allowance for credit losses for loans as a critical audit matter is the subjectivity required by management in the elections of national or local peer group historical losses and selection and weighting of the forecasted economic scenarios. Auditing management's judgments regarding modeled expectations applied to the allowance for credit losses for loans involved significant audit effort, as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included:

- Testing the process used by management and evaluating the appropriateness of the methodology used to estimate the allowance for credit losses.

- Evaluating the appropriateness of the Company's elections and key assumptions involved in the adoption of Topic 326.

- Evaluating the reasonableness of significant assumptions used by management, including the modeled economic scenarios selected and weighting applied.

- Evaluating the relevance and reliability of the data used by management in the economic scenarios, such as the use of national or local peer group historical losses by loan portfolio segment.

- Testing the completeness and accuracy of key model inputs including loan data.

We have served as the Company's auditor since 2023.

Moss Adams LLP

Sacramento, California
March 15, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of
Central Valley Community Bancorp and Subsidiary
Fresno, California

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Central Valley Community Bancorp and Subsidiary (the "Company") as of December 31, 2022, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We served as the Company's auditor from 2011 to 2023.

Crowe LLP

Sacramento, California
March 15, 2024

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

Management's discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements, including the Notes thereto, in Item 8 of this Annual Report.

INTRODUCTION

Central Valley Community Bancorp (NASDAQ: CVCY) (the Company) was incorporated on February 7, 2000. The formation of the holding company offered the Company more flexibility in meeting the long-term needs of customers, shareholders, and the communities it serves. The Company currently has one bank subsidiary, Central Valley Community Bank (the Bank) and one business trust subsidiary, Service 1st Capital Trust 1. The Company's market area includes the Central Valley area from Sacramento, California to Bakersfield, California.

During 2023, we focused on asset quality, liquidity, and capital adequacy. We also focused on assuring that competitive products and services were made available to our clients while adjusting to the many new laws and regulations that affect the banking industry.

As of December 31, 2023, the Bank operated 19 full-service offices. Additionally, the Bank maintains a Commercial Real Estate Division, an Agribusiness Center, and a SBA Lending Division. The Real Estate Division processes or assists in processing the majority of the Bank's real estate related transactions, including interim construction loans for single family residences and commercial buildings. We offer permanent single family residential loans through our mortgage broker services.

OVERVIEW

Financial Highlights

The significant highlights for the Company as of or for the period ended December 31, 2023 included the following:

- Net income for 2023 was $25,536,000 compared to $26,645,000 and $28,401,000 for the years ended December 31, 2022 and 2021, respectively.

- Diluted earnings per share (EPS) for the year ended December 31, 2023 was $2.17, compared to $2.27 and $2.31 for the years ended December 31, 2022 and 2021, respectively.

- Total assets at December 31, 2023 were $2,433,426,000 compared to $2,422,519,000 at December 31, 2022.

- Net loans increased $30.7 million or 2.46%, and total assets increased $10.9 million or 0.45% at December 31, 2023 compared to December 31, 2022. During the fourth quarter, net loans increased $16.3 million or 1.29%.

- Total deposits decreased 2.76% to $2.04 billion at December 31, 2023 compared to December 31, 2022.

- Total equity was $207,064,000 at December 31, 2023 compared to $174,660,000 at December 31, 2022.

- Total cost of deposits increased to 0.72% for the year ended December 31, 2023 compared to 0.06% for the year ended December 31, 2022.

- Average non-interest bearing demand deposit accounts as a percentage of total average deposits was 46.61% and 50.42% for the quarters ended December 31, 2023 and December 31, 2022, respectively.

- Net interest margin increased to 3.58% for the year ended December 31, 2023, from 3.52% for the year ended December 31, 2022.

- Return on average equity ("ROE") for 2023 was 13.81% compared to 14.25% and 11.5% for 2022 and 2021, respectively.

- Return on average assets ("ROA") for 2023 was 1.04% compared to 1.09% and 1.25% for 2022 and 2021, respectively.

- There were no non-performing assets for the year ended December 31, 2023. Additionally, net loan charge-offs were $20,000 and loans delinquent more than 30 days were $769,000, compared to net loan recoveries of $248,000 and loans delinquent more than 30 days of $5,895,000 for the year ended December 31, 2022.

- Capital positions remain strong at December 31, 2023 with a 9.18% Tier 1 Leverage Ratio; a 12.78% Common Equity Tier 1 Ratio; a 13.07% Tier 1 Risk-Based Capital Ratio; and a 16.08% Total Risk-Based Capital Ratio.

Dividend Declared

The Company declared a $0.12 per common share cash dividend, payable on February 19, 2024 to shareholders of record on February 2, 2024.

Key Factors in Evaluating Financial Condition and Operating Performance

In evaluating our financial condition and operating performance, we focus on several key factors including:

- Return to our shareholders;

- Return on average assets;

- Development of revenue streams, including net interest income and non-interest income;

- Asset quality;

- Asset growth;

- Capital adequacy;

- Operating efficiency; and

- Liquidity.

Return to Our Shareholders

One measure of our return to our shareholders is the return on average equity (ROE), which is a ratio that measures net income divided by average shareholders' equity. Our ROE was 13.81% for the year ended 2023 compared to 14.25% and 11.5% for the years ended 2022 and 2021, respectively.

Our net income for the year ended December 31, 2023 decreased $1,109,000 compared to 2022 and decreased $1,756,000 in 2022 compared to 2021. Contributing to the decrease during 2023, compared to 2022, was an increase in salary and employee benefits and non-interest expenses primarily attributed to increases in professional services. During 2022, net income compared to 2021 was primarily impacted by a provision for credit losses of $995,000 in 2022, compared to a credit to credit losses of $4,435,000 in 2021.

Net interest income increased primarily due to loan and fee income and increases in interest income on investments, partially offset by an increase in interest expense. For 2023, our net interest margin (NIM) increased 6 basis points to 3.58% compared to 2022 as a result of yield and asset mix changes. Net interest income was positively impacted by the accretion of the loan marks on acquired loans in the amount of $325,000 and $521,000 for the year ended December 31, 2023 and 2022, respectively. In addition, net interest income before the provision for credit losses for the year ended December 31, 2023 benefited by approximately $165,000 in nonrecurring income from prepayment penalties and payoff of loans, as compared to $649,000 for the year ended December 31, 2022. Excluding these reversals and benefits, net interest income for the year ended December 31, 2023 increased by $3,543,000 compared to the year ended December 31, 2022.

Non-interest income increased 38.90% in 2023 compared to 2022 primarily due to a $823,000 decrease in net realized losses on sales and calls of investment securities and an increase of $1,468,000 in other income, offset by a decrease in loan placement fees of $315,000 and a decrease in service charge income of $511,000. The increase in other income is primarily attributed to changes in fair value of other equity investments and increase in certain merchant fee activity.

Non-interest expenses increased $6,816,000 or 14.06% to $55,300,000 in 2023 compared to $48,484,000 in 2022. The net increase year over year resulted from increased salaries and employee benefits of $2,450,000 and $1,906,000 in professional services. The increase in salaries and benefits, including director expenses, was primarily due to credits of $550,000 in post-retirement costs recorded in the prior year, a result of changes in the discount rate, compared to expense of $910,000 recorded in the current year. Additionally, increases in salaries and benefits were a reflection of salary adjustments due to market conditions. The increase in professional services was due to non-recurring legal and professional fees, including $1,191,000 related to the announced merger.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

The Company recorded an income tax provision of $8,304,000 for the year ended December 31, 2023, compared to $8,496,000 for the year ended December 31, 2022, and $9,616,000 for the year ended December 31, 2021. Basic EPS was $2.17 for 2023 compared to $2.27 and $2.32 for 2022 and 2021, respectively. Diluted EPS was $2.17 for 2023 compared to $2.27 and $2.31 for 2022 and 2021, respectively.

Return on Average Assets and Net Interest Margin

Our ROA is a ratio that measures our performance as a comparable figure with other banks and bank holding companies. Our ROA for the year ended 2023 was 1.04% compared to 1.09% and 1.25% for the years ended December 31, 2022 and 2021, respectively. The 2023 decrease in ROA is primarily due to the decrease in net income coupled with the increase in average assets. Annualized ROA for our peer group was 1.04% at December 31, 2023. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion.

Our net interest margin (fully tax equivalent basis) was 3.58% for the year ended December 31, 2023, compared to 3.52% and 3.54% for the years ended December 31, 2022 and 2021, respectively. The increase in 2023 net interest margin compared to 2022, resulted from the increase in the yield on the Company's loan portfolio, and an increase in the balance of average interest earning assets. The effective tax equivalent yield on total earning assets increased 77 basis points. This increase was impacted however as the cost of total interest-bearing liabilities increased 131 basis points to 1.59% for the year ended December 31, 2023. Our cost of total deposits in 2023 and 2022 was 0.72% and 0.06%, respectively, compared to 0.05% for the same period in 2021. Our net interest income before provision for credit losses increased $2,863,000 or 3.60% to $82,429,000 for the year ended 2023 compared to $79,566,000 and $72,554,000 for the years ended 2022 and 2021, respectively.

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of classified and nonperforming loans, and is a key element in estimating the future earnings of a company. There were no nonperforming assets or nonperforming loans at December 31, 2023 or December 31, 2022.

The Company had no other real estate owned at December 31, 2023, or December 31, 2022. No foreclosed assets were recorded at December 31, 2023 or December 31, 2022. Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on nonaccrual status until such time as management has determined that the loans are likely to remain current in future periods.

The allowance for credit losses as a percentage of outstanding loan balance was 1.14% as of December 31, 2023 and 0.86% as of December 31, 2022. The ratio of net charge-offs/(recoveries) to average loans was 0.002% as of December 31, 2023 and (0.02)% as of December 31, 2022.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans and investment securities, and the majority of our liabilities are deposits, and therefore the ability to generate deposits as a funding source for loans and investments is fundamental to our asset growth. Total assets increased 0.45% during 2023 to $2,433,426,000 as of December 31, 2023 from $2,422,519,000 as of December 31, 2022. Total gross loans increased 2.75% to $1,290,797,000 as of December 31, 2023, compared to $1,256,304,000 at December 31, 2022. Total investment securities decreased 5.64% to $906,287,000 as of December 31, 2023 compared to $960,490,000 as of December 31, 2022. Total deposits decreased 2.76% to $2,041,612,000 as of December 31, 2023 compared to $2,099,649,000 as of December 31, 2022.

Our loan to deposit ratio at December 31, 2023 was 63.22% compared to 59.83% at December 31, 2022. The loan to deposit ratio of our peers was 78.00% at December 31, 2023. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion.

Capital Adequacy

At December 31, 2023, we had a total capital to risk-weighted assets ratio of 16.08%, a Tier 1 risk-based capital ratio of 13.07%, common equity Tier 1 ratio of 12.78%, and a leverage ratio of 9.18%. At December 31, 2022, we had a total capital to risk-weighted assets ratio of 14.92%, a Tier 1 risk-based capital ratio of 12.22%, common equity Tier 1 ratio of 11.92%, and a leverage ratio of 8.37%. At December 31, 2023, on a stand-alone basis, the Bank had a total risk-based capital ratio of 17.74%, a Tier 1 risk based capital ratio of 16.76%, common equity Tier 1 ratio of 16.76%, and a leverage ratio of 11.75%. At December 31, 2022, the Bank had a total risk-based capital ratio of 16.53%, Tier 1 risk-based capital of 15.87% and a leverage ratio of 10.86%. *Note 12* of the audited Consolidated Financial Statements provides more detailed information concerning the Company's capital amounts and ratios.

As of December 31, 2023, the Bank met or exceeded all of their capital requirements inclusive of the capital buffer. The Bank's capital ratios exceeded the regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2023.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. A lower ratio represents greater efficiency. The Company's efficiency ratio (operating expenses, excluding amortization of intangibles and foreclosed property expense, divided by net interest income plus non-interest income, excluding net gains and losses from sale of securities) was 60.49% for 2023 compared to 54.51% for 2022 and 57.16% for 2021. The decline in the efficiency ratio in 2023 was due to the growth in non-interest expense outpacing the increase in non-interest income. The combination of the Company's net interest income before provision for credit losses, plus non-interest income, increased 5.71% to $89,449,000 in 2023 compared to $84,620,000 in 2022 and $81,559,000 in 2021, while operating expenses increased 14.06% in 2023, 1.06% in 2022, and 0.33% in 2021.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include providing for customers' credit needs, funding of securities purchases, and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committee. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments. Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco, the Federal Reserve, or the Federal Reserve's Bank Term Funding Program. We have available unsecured lines of credit with correspondent banks totaling approximately $110,000,000 and secured borrowing lines of approximately $342,483,000 with the Federal Home Loan Bank. These funding sources are augmented by collection of principal and interest on loans, the routine maturities and pay downs of securities from our investment securities portfolio, the stability of our core deposits, and the ability to sell investment securities. Primary uses of funds include origination and purchases of loans, withdrawals of and interest payments on deposits, purchases of investment securities, and payment of operating expenses.

We had liquid assets (cash and due from banks, interest-earning deposits in other banks, Federal funds sold, equity securities, and available-for-sale securities) totaling $657,573,000 or 27.02% of total assets at December 31, 2023 and $686,553,000 or 28.34% of total assets as of December 31, 2022.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

(In thousands, except share and per-share amounts)	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Net interest income before provision (credit) for credit losses	$ 82,429	$ 79,566	$ 72,554
Provision (credit) for credit losses	309	995	(4,435)
Net interest income after provision (credit) for credit losses	82,120	78,571	76,989
Total non-interest income	7,020	5,054	9,005
Total non-interest expenses	55,300	48,484	47,977
Income before provision for income taxes	33,840	35,141	38,017
Provision for income taxes	8,304	8,496	9,616
Net income	$ 25,536	$ 26,645	$ 28,401

Net income was $25,536,000 in 2023 compared to $26,645,000 and $28,401,000 in 2022 and 2021, respectively. Basic earnings per share was $2.17, $2.27, and $2.32 for 2023, 2022, and 2021, respectively. Diluted earnings per share was $2.17, $2.27, and $2.31 for 2023, 2022, and 2021, respectively. ROE was 13.81% for 2023 compared to 14.25% for 2022 and 11.50% for 2021. ROA for 2023 was 1.04% compared to 1.09% for 2022 and 1.25% for 2021.

Net income for the year ended December 31, 2023 decreased $1,109,000 compared to 2022 and decreased $1,756,000 in 2022 compared to 2021. Contributing to the decrease during 2023, compared to 2022, was an increase in salary and employee benefits and non-interest expenses primarily attributed to increases in professional services. During 2022, net income compared to 2021 was primarily impacted by a provision for credit losses of $995,000 in 2022, compared to a credit to credit losses of $4,435,000 in 2021.

INTEREST INCOME AND EXPENSE

The level of net interest income depends on several factors in combination, including yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products which comprise the Company's earning assets, deposits, and other interest-bearing liabilities. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid.

The following Distribution, Rate and Yield table presents the average amounts outstanding for the major categories of the Company's balance sheet, the average interest rates earned or paid thereon, and the resulting net interest margin on average interest earning assets for the periods indicated. Average balances are based on daily averages.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

SCHEDULE OF AVERAGE BALANCES, AVERAGE YIELDS AND RATES (Dollars in thousands)	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS									
Interest-earning deposits in other banks	$ 67,749	$ 3,576	5.28%	$ 48,032	$ 391	0.81%	$ 104,710	$ 129	0.12%
Securities									
Taxable securities	760,140	23,437	3.08%	862,079	20,011	2.32%	678,093	14,044	2.07%
Non-taxable securities (1)	256,196	7,091	2.77%	270,014	8,454	3.13%	238,870	7,096	2.97%
Total investment securities	1,016,336	30,528	3.00%	1,132,093	28,465	2.51%	916,963	21,140	2.31%
Total securities and interest-earning deposits	1,084,085	34,104	3.15%	1,180,125	28,856	2.45%	1,021,673	21,269	2.08%
Loans (2) (3)	1,263,226	69,803	5.53%	1,133,641	55,907	4.93%	1,067,316	54,077	5.07%
Total interest-earning assets	2,347,311	$ 103,907	4.43%	2,313,766	$ 84,763	3.66%	2,088,989	$ 75,346	3.61%
Allowance for credit losses	(14,312)			(10,005)			(11,482)		
Nonaccrual loans	—			278			2,337		
Cash and due from banks	27,671			36,491			38,202		
Bank premises and equipment	10,465			8,092			8,436		
Other assets	89,223			90,772			141,133		
Total average assets	$ 2,460,358			$ 2,439,394			$ 2,267,615		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings and NOW accounts	$ 473,102	$ 611	0.13%	$ 581,285	$ 232	0.04%	$ 529,043	$ 182	0.03%
Money market accounts	531,013	8,910	1.68%	486,823	848	0.17%	455,575	661	0.15%
Time certificates of deposit	163,220	6,006	3.68%	81,473	117	0.14%	89,875	193	0.21%
Total interest-bearing deposits	1,167,335	15,527	1.33%	1,149,581	1,197	0.10%	1,074,493	1,036	0.10%
Other borrowed funds	86,250	4,462	5.17%	63,752	2,225	3.49%	9,864	266	2.70%
Total interest-bearing liabilities	1,253,585	$ 19,989	1.59%	1,213,333	$ 3,422	0.28%	1,084,357	$ 1,302	0.12%
Non-interest bearing demand deposits	987,906			1,006,511			900,083		
Other liabilities	33,989			32,532			36,311		
Shareholders' equity	184,878			187,018			246,864		
Total average liabilities and shareholders' equity	$ 2,460,358			$ 2,439,394			$ 2,267,615		
Interest income and rate earned on average earning assets		$ 103,907	4.43%		$ 84,763	3.66%		$ 75,346	3.61%
Interest expense and interest cost related to average interest-bearing liabilities		19,989	1.59%		3,422	0.28%		1,302	0.12%
Net interest income and net interest margin (4)		$ 83,918	3.58%		$ 81,341	3.52%		$ 74,044	3.54%

(1) Interest income is calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $1,489, $1,775, and $1,490 in 2023, 2022, and 2021, respectively.

(2) Loan interest income includes loan (costs)fees of $(11) in 2023, $274 in 2022, and $6,474 in 2021.

(3) Average loans do not include nonaccrual loans.

(4) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

The following table sets forth a summary of the changes in interest income and interest expense due to changes in average asset and liability balances (volume) and changes in average interest rates for the periods indicated. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate (In thousands)	For the Years Ended December 31, 2023 Compared to 2022			For the Years Ended December 31, 2022 Compared to 2021		
	Volume	Rate	Net	Volume	Rate	Net
Increase (decrease) due to changes in:						
Interest income:						
Interest-earning deposits in other banks	$ 160	$ 3,025	$ 3,185	$ (69)	$ 331	$ 262
Investment securities:						
Taxable	(2,366)	5,792	3,426	3,811	2,154	5,965
Non-taxable (1)	(432)	(931)	(1,363)	925	433	1,358
Total investment securities	(2,798)	4,861	2,063	4,736	2,587	7,323
Loans	6,390	7,506	13,896	3,360	(1,530)	1,830
Total earning assets (1)	3,752	15,392	19,144	8,027	1,388	9,415
Interest expense:						
Deposits:						
Savings, NOW and MMA	33	8,408	8,441	62	174	236
Time certificate of deposits	117	5,772	5,889	(18)	(58)	(76)
Total interest-bearing deposits	150	14,180	14,330	44	116	160
Other borrowed funds	785	1,452	2,237	1,453	506	1,959
Total interest bearing liabilities	935	15,632	16,567	1,497	622	2,119
Net interest income (1)	$ 2,817	$ (240)	$ 2,577	$ 6,530	$ 766	$ 7,296

(1) Computed on a tax equivalent basis for securities exempt from federal income taxes.

Interest and fee income from loans increased $13,896,000 or 24.86% in 2023 compared to 2022. Interest and fee income from loans increased $1,830,000 or 3.38% in 2022 compared to 2021. The increase in 2023 is attributable to rate increases and an increase in average total loans outstanding.

Average total loans, including nonaccrual loans, for 2023 increased $129,307,000 to $1,263,226,000 compared to $1,133,919,000 for 2022 and $1,069,653,000 for 2021. The yield on loans for 2023 was 5.53% compared to 4.93% and 5.07% for 2022 and 2021, respectively. The impact to interest income from the accretion of the loan marks on acquired loans was a decrease to $325,000 from $521,000 for the years ended December 31, 2023 and 2022, respectively.

Interest income from total investment securities increased $2,063,000 in the year ended December 31, 2023 to $30,528,000 compared to $28,465,000 for 2022 and $21,140,000 for 2021. The yield on average total investment securities increased 49 basis points to 3.00% for the year ended December 31, 2023 compared to 2.51% for 2022 and 2.31% for 2021. Average total book value of investment securities for the year ended December 31, 2023 decreased $115,757,000 or 10.23% to $1,016,336,000 compared to $1,132,093,000 for 2022 and $916,963,000 for 2021.

Our investment portfolio primarily consists of securities issued by U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities. However, a significant portion of the investment portfolio is mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs). At December 31, 2023, we held $407,925,000 or 45.34% of the total market value of the investment portfolio in

MBS and CMOs with an average yield of 3.14%. We invested in CMOs and MBS as part of our overall strategy to increase our net interest margin. CMOs and MBS by their nature are affected by prepayments which are impacted by changes in interest rates. In a normal declining rate environment, prepayments from MBS and CMOs would be expected to increase and the expected life of the investment would be expected to shorten. However, as interest rates have increased, prepayments have declined and the average life of the MBS and CMOs have extended. Premium amortization and discount accretion of these investments affects our net interest income. Management monitors the prepayment trends of these investments and adjusts premium amortization and discount accretion based on several factors. These factors include the type of investment, the investment structure, interest rates, interest rates on new mortgage loans, expectation of interest rate changes, current economic conditions, the level of principal remaining on the bond, the bond coupon rate, the bond origination date, and volume of available bonds in market. The calculation of premium amortization and discount accretion is by its nature inexact, and represents management's best estimate of principal pay downs inherent in the total investment portfolio.

The cumulative net-of-tax effect of the change in market value of the available-for-sale investment portfolio as of December 31, 2023 was an unrealized loss of $66,034,000 and is reflected in the Company's equity. At December 31, 2023, the effective duration of the available-for-sale investment portfolio was 4.56 years and the market value reflected a pre-tax unrealized loss of $72,450,000. Management reviews market value declines on individual investment securities to determine whether there is a need to record impairment. For the years ended December 31, 2023, 2022, and 2021, no impaired was recorded. Future deterioration in the market values of our investment securities may require the Company to recognize unrealized losses.

Management's review of all investments before purchase includes an analysis of how the security will perform under several interest rate scenarios to monitor whether investments are consistent with our investment policy. The policy addresses issues of average life, duration, and concentration guidelines, prohibited investments, impairment, and prohibited practices.

Total interest income in 2023 increased $19,430,000 to $102,418,000 compared to $82,988,000 in 2022 and $73,856,000 in 2021, respectively. The increase in 2023 was the result of yield changes and asset mix changes. The tax-equivalent yield on interest earning assets increased to 4.43% for the year ended December 31, 2023 from 3.66% for the year ended December 31, 2022. Average interest earning assets increased to $2,347,311,000 for the year ended December 31, 2023 compared to $2,313,766,000 for the year ended December 31, 2022. Average interest-earning deposits in other banks increased $19,717,000 in 2023 compared to 2022. Average yield on these deposits was 5.28% compared to 0.81% on December 31, 2023 and December 31, 2022 respectively. Average investments and interest-earning deposits decreased $96,040,000 and the tax equivalent yield on those assets increased 70 basis points. Average total loans increased $129,307,000 while the yield on average loans increased 60 basis points.

Interest expense on deposits in 2023 increased $14,330,000 or 1,197.16% to $15,527,000 compared to $1,197,000 in 2022 and increased $14,491,000 as compared to 2021. The yield on interest-bearing deposits increased to 1.33% for the year ended December 31, 2023, compared to 0.10% for the year ended December 31, 2022. The yield on interest-bearing deposits was unchanged at 0.10% when comparing 2022 to 2021. Average interest-bearing deposits were $1,167,335,000 for 2023 compared to $1,149,581,000 and $1,074,493,000 for 2022 and 2021, respectively.

Average other borrowings were $86,250,000 with an effective rate of 5.17% for 2023 compared to $63,752,000 with an effective rate of 3.49% for 2022. Included in other borrowings are the junior subordinated debentures acquired from Service 1st, subordinated debt, senior debt, advances on lines of credit, advances from the Federal Reserve's Bank Term Funding Program (BTFP), advances from the Federal Home Loan Bank (FHLB), and overnight borrowings. The junior subordinated debentures carry a floating rate based on the three month SOFR plus a margin of 1.60%. The rate was 7.26% for 2023 and 5.68% for 2022. The subordinated debt, issued in 2021, bears a fixed interest rate of 3.125% per year. The senior debt has an interest rate cap of 6.75% which was reached in 2022. At December 31, 2023 the interest rate on the BTFP advance was 4.81%. The interest rate on FHLB advances outstanding as of December 31, 2023 was 5.70%.

The cost of all interest-bearing liabilities was 1.59% for 2023, compared to 0.28% and 0.12% for 2022 and 2021, respectively. The cost of total deposits was 0.72% for the year ended December 31, 2023, compared to 0.06% and 0.05% for the years ended December 31, 2022 and 2021, respectively. Average demand deposits decreased 1.85% to $987,906,000 in 2023 compared to $1,006,511,000 for 2022 and $900,083,000 for 2021. The ratio of average non-interest demand deposits to average total deposits decreased to 45.84% for 2023 compared to 46.68% and

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

45.58% for 2022 and 2021, respectively.

NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES

Net interest income before provision for credit losses for 2023 increased $2,863,000 or 3.60% to $82,429,000 compared to $79,566,000 for 2022. The increase in 2023 was a result of yield changes, asset mix changes, and an increase in average earning assets, offset by an increase in average interest bearing liabilities. The net interest margin (NIM) increased six basis points. Yield on interest earning assets increased 77 basis points. The increase in net interest margin in the period-to-period comparison resulted primarily from the increase in yields.

Net interest income before provision for credit losses increased $7,012,000 in 2022 compared to 2021, primarily due yield changes and asset mix changes. Average interest-earning assets were $2,347,311,000 for the year ended December 31, 2023 with a NIM of 3.58% compared to $2,313,766,000 with a NIM of 3.52% in 2022, and $2,088,989,000 with a NIM of 3.54% in 2021. For a discussion of the repricing of our assets and liabilities, refer to Quantitative and Qualitative Disclosure about Market Risk.

NON-INTEREST INCOME

Non-interest income is comprised of customer service charges, gains (losses) on sales and calls of investment securities, income from appreciation in cash surrender value of bank owned life insurance, loan placement fees, Federal Home Loan Bank dividends, and other income. Non-interest income was $7,020,000 in 2023 compared to $5,054,000 and $9,005,000 in 2022 and 2021, respectively. The $1,966,000 or 38.90% increase in non-interest income in 2023 was driven by a decrease in net realized losses on sales and calls of investment securities, an increase in other income, partially offset by a decrease in loan placement fees and a decrease in service charge income. The $3,951,000 or 43.88% decrease in non-interest income in 2022 was driven by an increase in net realized losses on sales and calls of investment securities, a decrease in other income, and a decrease in loan placement fees, partially offset by an increase in service charge income, an increase in interchange fees and an increase in appreciation in cash surrender value of bank-owned life insurance.

Customer service charges decreased $511,000 to $1,503,000 in 2023 compared to $2,014,000 in 2022. Service charges were $1,901,000 in 2021. The decrease in our fees is the result of lower NSF and analysis service charges.

During the year ended December 31, 2023, we realized net losses on sales and calls of investment securities of $907,000, compared to net losses of $1,730,000 in 2022, and net gains of $501,000 in 2021. The net gains in 2021 were the results of partial restructuring of the investment portfolio designed to improve the future performance of the portfolio. Realized losses recorded in 2023 and 2022 were the result of strategic decisions to reduce the overall impact of the Company's investment portfolio. See *Note 2* to the audited Consolidated Financial Statements for more detail.

Income from the appreciation in cash surrender value of bank owned life insurance (BOLI) totaled $1,035,000 in 2023 compared to $985,000 and $840,000 in 2022 and 2021, respectively. The Bank's salary continuation and deferred compensation plans and the related BOLI are used as retention tools for directors and key executives of the Bank.

Interchange fees totaled $1,780,000 in 2023 compared to $1,847,000 and $1,784,000 in 2022 and 2021, respectively.

The Company earns loan placement fees from the brokerage of single-family residential mortgage loans provided for the convenience of our customers. Loan placement fees decreased $315,000 in 2023 to $584,000 compared to $899,000 in 2022 and $1,974,000 in 2021.

The Bank holds stock from the Federal Home Loan Bank in relationship with its borrowing capacity and generally receives quarterly dividends. As of December 31, 2023 and 2022, we held FHLB stock totaling $7,136,000 and $6,169,000, respectively. Dividends in 2023 increased to $498,000 compared to $367,000 in 2022 and $321,000 in 2021.

Other income increased to $2,125,000 in 2023 compared to $657,000 and $1,676,000 in 2022 and 2021, respectively. The increase in other income is primarily attributed to changes in fair value of other equity investments and increase in certain merchant fee activity.

NON-INTEREST EXPENSES

Salaries and employee benefits, occupancy and equipment, regulatory assessments, acquisition and integration-related expenses, data processing expenses, ATM/Debit card expenses, license and maintenance contract expenses, information technology, and professional services (consisting of audit, accounting, consulting and legal fees) are the major categories of non-interest expenses. Non-interest expenses increased $6,816,000 or 14.06% to $55,300,000 in 2023 compared to $48,484,000 in 2022, and $47,977,000 in 2021.

Our efficiency ratio, measured as the percentage of non-interest expenses (exclusive of amortization of core deposit intangibles, other real estate owned, and repossessed asset expenses) to net interest income before provision for credit losses plus non-interest income (exclusive of realized gains or losses on sale and calls of investments) was 60.49% for 2023 compared to 54.51% for 2022 and 57.16% for 2021. The increase in the efficiency ratio in 2023 compared to 2022 was due to the the increase in non-interest expense.

Salaries and employee benefits increased $2,450,000 or 8.47% to $31,367,000 in 2023 compared to $28,917,000 in 2022 and $28,720,000 in 2021. Full time equivalents were 246 for the year ended December 31, 2023 compared to 248 for the year ended December 31, 2022. The increase in salaries and employee benefits in 2023 compared to 2022 was from increases in salary to reflect current market conditions.

For the years ended December 31, 2023, 2022, and 2021, the compensation cost recognized for equity-based compensation was $858,000, $776,000 and $562,000, respectively. As of December 31, 2023, there was $763,000 of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under all plans. The cost is expected to be recognized over a weighted average period of 2.16 years. See *Notes 1* and *13* to the audited Consolidated Financial Statements for more detail. No options to purchase shares of the Company's common stock were issued during the years ending December 31, 2023, 2022, or 2021. Restricted common stock awards of 69,692, 56,089, and 31,496 shares were awarded in 2023, 2022, and 2021, respectively.

Occupancy and equipment expense increased $595,000 or 11.60% to $5,726,000 in 2023 compared to $5,131,000 in 2022 and $4,882,000 in 2021. The Company made no changes in its depreciation expense methodology. The Company operated 19 full-service offices at December 31, 2023 and December 31, 2022. During 2023, the Company opened one new banking center, a consolidation of two banking centers into a new location, and one banking center relocation.

Regulatory assessments were $1,312,000 in 2023 compared to $851,000 and $831,000 in 2022 and 2021, respectively. The assessment base for calculating the amount owed is based on the formula of average assets minus average tangible equity.

Information technology expense increased $272,000 to $3,616,000 for the year ended December 31, 2023 compared to $3,344,000 and $2,868,000 in 2022 and 2021, respectively. Data processing expenses were $2,621,000 in 2023 compared to $2,245,000 in 2022 and $2,394,000 in 2021. Professional services increased $1,906,000 in 2023 compared to 2022 due to higher legal expenses and consulting fees related to the upcoming merger.

The following table shows significant components of other non-interest expense for the periods indicated:

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NON-INTEREST EXPENSES (Continued)

(Dollars in thousands)	For the Year Ended December 31,		
	2023	2022	2021
Telephone expenses	$ 439	$ 376	$ 224
Armored car and courier service	266	257	255
General insurance	255	211	182
Education and training	220	191	198
Operating losses	214	253	80
Business development and entertainment	210	122	87
Donations	188	129	91
Meetings and meals	184	144	82
Remote deposit capture	163	123	62
Travel expense	162	114	51
Internet banking expense	158	134	320
Stationery and supplies	153	155	150
Alarm and security service expense	146	121	131
Risk management expense	142	99	94
Community Reinvestment Act (CRA) donations	138	96	106
Association expense	121	133	121
Service charge fee expense	101	99	77
Other	1,110	816	988
Total other non-interest expense	$4,370	$3,573	$3,299

PROVISION FOR INCOME TAXES

Our effective income tax rate was 24.5% for 2023 compared to 24.2% for 2022 and 25.3% for 2021. The Company reported an income tax provision of $8,304,000, $8,496,000, and $9,616,000 for the years ended December 31, 2023, 2022, and 2021, respectively.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between the Company's actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and California state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax assets will not be realized. The determination of the realization of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax-planning strategies, and assessments of current and future economic and business conditions.

The Company had the net deferred tax assets of $38,456,000 and $43,377,000 at December 31, 2023 and 2022, respectively. After consideration of the matters in the preceding paragraph, the Company determined that it is more likely than not that the net deferred tax assets at December 31, 2023 and 2022 will be fully realized in future years.

FINANCIAL CONDITION

SUMMARY OF CHANGES IN CONSOLIDATED BALANCE SHEETS

Total assets were $2,433,426,000 as of December 31, 2023, compared to $2,422,519,000 as of December 31, 2022, an increase of 0.45% or $10,907,000.

Total gross loans were $1,290,797,000 as of December 31, 2023, compared to $1,256,304,000 as of December 31, 2022, an increase of $34,493,000 or 2.75%. The total investment portfolio decreased 5.64% or $54,203,000 to $906,287,000. Total deposits decreased 2.76% or $58,037,000 to $2,041,612,000 as of December 31, 2023, compared to $2,099,649,000 as of December 31, 2022. Shareholders' equity increased $32,404,000 or 18.55% to $207,064,000 as of December 31, 2023, compared to $174,660,000 as of December 31, 2022. The increase in shareholders' equity was driven by the decrease in net unrealized losses on the investment portfolio, net of estimated taxes, in accumulated other comprehensive income (AOCI), supported by the retention of earnings, net of dividends paid. Accrued interest payable and other liabilities were $35,006,000 as of December 31, 2023, compared to $32,611,000 as of December 31, 2022, an increase of $2,395,000.

FAIR VALUE

The Company measures the fair value of its financial instruments utilizing a hierarchical framework associated with the level of observable pricing scenarios utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of the observable pricing scenario. Financial instruments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of observable pricing and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no observable pricing and a higher degree of judgment utilized in measuring fair value. Observable pricing scenarios are impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction.

See *Note 16* of the Notes to Consolidated Financial Statements for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

INVESTMENTS

The following table reflects the balances for each category of securities at year end (in thousands):

Available-for-Sale Securities	Amortized Cost at December 31,		
	2023	2022	2021
U.S. Treasury securities	$ 9,990	$ 9,990	$ 9,988
U.S. Government agencies	102	107	373
Obligations of states and political subdivisions	198,070	201,638	512,952
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	88,874	117,292	213,471
Private label mortgage and asset backed securities	372,610	411,441	317,089
Corporate debt securities	-	-	44,500
Total Available-for-Sale Securities	$ 669,646	$ 740,468	$ 1,098,373

Held-to-Maturity Securities	Amortized Cost at December 31,		
	2023	2022	2021
Obligations of states and political subdivisions	$ 192,070	$ 192,004	$ -
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,758	10,430	-
Private label mortgage and asset backed securities	54,579	56,691	-
Corporate debt securities	46,086	45,982	-
Total Held-to-Maturity Securities	$ 303,493	$ 305,107	$ -

Our investment portfolio consists of U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities and are classified at the date of acquisition as available-for-sale or held-to-maturity. As of December 31, 2023, investment securities with a

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INVESTMENTS (Continued)

fair value of $326,054,000, or 36.24% of our investment securities portfolio, were held as collateral for public funds, short and long-term borrowings, treasury, tax, and for other purposes. Our investment policies are established by the Board of Directors and implemented by our Investment/Asset Liability Committee. They are designed primarily to provide and maintain liquidity, to enable us to meet our pledging requirements for public money and borrowing arrangements, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement our lending activities.

Our investment portfolio as a percentage of total assets is generally higher than our peers due primarily to our comparatively low loan-to-deposit ratio. Our loan-to-deposit ratio at December 31, 2023 was 63.22% compared to 59.83% at December 31, 2022. The loan to deposit ratio of our peers was 78.00% at December 31, 2023. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion.

The total investment portfolio decreased 5.64% or $54,203,000 to $906,287,000 at December 31, 2023, from $960,490,000 at December 31, 2022. The market value of the portfolio reflected an unrealized loss of $72,450,000 at December 31, 2023, compared to an unrealized loss of $91,643,000 at December 31, 2022.

Losses recognized in 2023, 2022, and 2021 were incurred in order to reposition the investment securities portfolio based on the current rate environment. As market interest rates or risks associated with a security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

The Board and management have had periodic discussions about our strategy for risk management in dealing with potential losses as interest rates rise. We have been managing the portfolio with an objective of optimizing risk and return in various interest rate scenarios. We do not attempt to predict future interest rates, but we analyze the cash flows of our investment portfolio in different interest rate scenarios in connection with the rest of our balance sheet to design an investment portfolio that optimizes performance.

The Company periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The portion of the impairment that is attributable to a shortage in the present value of expected future cash flows relative to the amortized cost should be recorded as a current period charge to earnings. The discount rate in this analysis is the original yield expected at time of purchase.

For those bonds that met the evaluation criteria, management obtained and reviewed the most recently published national credit ratings for those bonds. For those bonds that were obligations of states and political subdivisions with an investment grade rating by the rating agencies, management also evaluated the financial condition of the municipality and any applicable municipal bond insurance provider and concluded that no credit related impairment existed. There were no impairment losses recorded during the years ended December 31, 2023, 2022, or 2021.

The amortized cost, maturities and weighted average yield of investment securities at December 31, 2023 are summarized in the following table.

(Dollars in thousands) Available-for-Sale Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
Debt securities (1)										
U.S. Treasury securities	$ -	-%	$ 9,990	-%	$ -	-%	$ -	-%	$ 9,990	1.25%
U.S. Government agencies	-	-	-	-	-	-	102	4.25%	102	4.25%
Obligations of states and political subdivisions (2)	-	-	-	-	40,264	3.39%	157,806	4.21%	198,070	4.04%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	1	6.07%	17	1.26%	3,627	6.60%	85,229	5.53%	88,874	5.14%
Private label residential mortgage and asset backed securities	32,800	8.26%	19,941	5.99%	10,259	2.53%	309,610	2.91%	372,610	3.54%
	$ 32,801	8.26%	$ 29,948	4.41%	$ 54,150	3.45%	$ 552,747	3.69%	$ 669,646	3.92%

(Dollars in thousands) Held-to-Maturity Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
Debt securities (1)										
Obligations of states and political subdivisions (2)	$ -	-%	$ 8,463	2.14%	$ 74,746	2.69%	$ 108,861	3.80%	$ 192,070	3.29%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	-	-	-	-	10,758	3.00%	10,758	3.00%
Private label residential mortgage and asset backed securities	-	-	-	-	-	-	54,579	2.93%	54,579	2.93%
Corporate debt securities	-	-	-	-	46,086	4.40%	-	-	46,086	4.40%
	$ -	-%	$ 8,463	2.14%	$ 120,832	3.34%	$ 174,198	3.48%	$ 303,493	3.39%

(1) Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities will also differ from contractual maturities due to unscheduled principal pay downs.

(2) Not computed on a tax equivalent basis.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOANS

Total gross loans increased $34,493,000 or 2.75% to $1,290,797,000 as of December 31, 2023, compared to $1,256,304,000 as of December 31, 2022.

The following table sets forth information concerning the composition of our loan portfolio as of December 31, 2023, 2022, 2021, 2020, and 2019.

Loan Type (Dollars in thousands)	2023 Amount	% of Gross Loans	2022 Amount	% of Total Loans	2021 Amount	% of Total Loans	2020 Amount	% of Total Loans	2019 Amount	% of Total Loans
Commercial:										
Commercial and industrial	$ 105,466	8.2%	$ 141,197	11.3%	$ 136,600	13.2%	$ 273,431	24.7%	$ 101,648	10.8%
Agricultural production	33,556	2.6%	37,007	2.9%	40,860	3.9%	21,971	2.0%	23,159	2.5%
Total commercial	139,022	10.8%	178,204	14.2%	177,460	17.1%	295,402	26.7%	124,807	13.3%
Real estate:										
Construction & other land loans	33,472	2.6%	109,175	8.7%	61,586	5.9%	55,419	5.0%	73,718	7.8%
Commercial real estate—owner occupied	215,146	16.7%	194,663	15.5%	212,234	20.4%	208,843	18.9%	197,946	21.0%
Commercial real estate—non-owner occupied	539,522	41.9%	464,809	37.0%	369,529	35.6%	338,888	30.7%	329,335	35.0%
Farmland	120,674	9.4%	119,648	9.5%	98,481	9.5%	84,258	7.6%	76,304	8.1%
Multi-family residential	61,307	4.8%	24,586	2.0%	26,084	2.5%	28,718	2.6%	31,240	3.3%
1-4 family—close-ended	96,558	7.5%	93,510	7.5%	33,377	3.2%	34,245	3.1%	38,456	4.1%
1-4 family—revolving	27,648	2.1%	30,071	2.4%	22,246	2.1%	21,393	1.9%	26,390	2.8%
Total real estate	1,094,327	84.9%	1,036,462	82.6%	823,537	79.3%	771,764	69.8%	773,389	82.1%
Consumer	55,606	4.3%	40,252	3.2%	37,243	3.6%	37,793	3.4%	43,669	4.6%
Total gross loans	1,288,955	100.0%	1,254,918	100.0%	1,038,240	100.0%	1,104,959	100.0%	941,865	100.0%
Net deferred origination fees	1,842		1,386		871		(2,612)		1,515	
Loans, net of deferred origination fees	1,290,797		1,256,304		1,039,111		1,102,347		943,380	
Allowance for credit losses	(14,653)		(10,848)		(9,600)		(12,915)		(9,130)	
Total loans, net (1)	$1,276,144		$1,245,456		$1,029,511		$1,089,432		$ 934,250	
(1) Includes nonaccrual loans of:	$ -		$ -		$ 946		$ 3,278		$ 1,693	

At December 31, 2023, loans acquired in the FLB, SVB and VCB acquisitions had a balance of $58,983,000, of which $1,633,000 were commercial loans, $53,591,000 were real estate loans, and $3,759,000 were consumer loans. At December 31, 2022, the acquired loans had a balance of $73,456,000, of which $2,049,000 were commercial loans, $66,583,000 were real estate loans, and $4,824,000 were consumer loans.

At December 31, 2023, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 95.5% of total loans of which 10.7% were commercial and 84.8% were real-estate-related. This level of concentration is consistent with a concentration of 96.8% at December 31, 2022. Although we believe the loans within this concentration have no more than the normal risk of collectability, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectability, increase the level of real estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Company did not engage in any sub-prime mortgage lending activities during the years ended December 31, 2023 and 2022.

We believe that our commercial real estate loan underwriting policies and practices result in prudent extensions of credit, but recognize that our lending activities result in relatively high reported commercial real estate lending levels. Commercial real estate loans include certain loans which represent low to moderate risk and certain loans with higher risks.

The Board of Directors review and approve concentration limits and exceptions to limitations of concentration are reported to the Board of Directors at least quarterly.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOAN MATURITIES

The following table presents information concerning loan maturities and sensitivity to changes in interest rates of the indicated categories of our loan portfolio, as well as loans in those categories maturing after one year that have fixed or floating interest rates at December 31, 2023.

(In thousands)	One Year or Less	After One Through Five Years	After Five Through Fifteen Years	After Fifteen Years	Total
Loan Maturities:					
Commercial and agricultural	$ 63,194	$ 55,857	$ 17,929	$ 1,931	$ 138,911
Real estate construction and other land loans	26,750	3,267	2,620	836	33,473
Other real estate	37,331	238,937	512,894	148,272	937,434
Consumer and installment	3,323	16,404	69,770	89,640	179,137
Total gross loans	$ 130,598	$ 314,465	$ 603,213	$ 240,679	$ 1,288,955
Sensitivity to Changes in Interest Rates:					
Loans with fixed interest rates	$ 47,813	$ 204,104	$ 238,091	$ 69,687	$ 559,695
Loans with floating interest rates (1)	82,785	110,361	365,122	170,992	729,260
Total gross loans	$ 130,598	$ 314,465	$ 603,213	$ 240,679	$ 1,288,955
(1) Includes floating rate loans which are currently at their floor rate in accordance with their respective loan agreement	$ 51	$ 24,307	$ 258,657	$ 109,966	$ 392,981

NONPERFORMING ASSETS

Nonperforming assets consist of nonperforming loans, other real estate owned (OREO), and repossessed assets. Nonperforming loans are those loans which have (i) been placed on nonaccrual status; (ii) been classified as doubtful under our asset classification system; or (iii) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on nonaccrual status. A loan is classified as nonaccrual when 1) it is maintained on a cost recovery method because of deterioration in the financial condition of the borrower; 2) payment in full of principal or interest under the original contractual terms is not expected; or 3) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection. We measure all loans placed on nonaccrual status for impairment based on the fair value of the underlying collateral or the net present value of the expected cash flows.

Our consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans. Interest income from nonaccrual loans is recorded only if collection of principal in full is not in doubt and when cash payments, if any, are received.

Loans are placed on nonaccrual status and any accrued but unpaid interest income is reversed and charged against income when the payment of interest or principal is 90 days or more past due. Loans in the nonaccrual category are treated as nonaccrual loans even though we may ultimately recover all or a portion of the interest due. These loans return to accrual status when the loan becomes contractually current, future collectability of amounts due is reasonably assured, and a minimum of six months of satisfactory principal repayment performance has occurred. See *Note 3* of the Company's audited Consolidated Financial Statements in *Item 8* of this Annual Report.

At December 31, 2023 and December 31, 2022, there were no nonperforming assets. Total nonperforming assets at December 31, 2023 and December 31, 2022, included no nonaccrual loans, no OREO, and no repossessed assets. See *Note 3* of the Company's audited Consolidated Financial Statements in *Item 8* of this Annual Report concerning our recorded investment in loans for which impairment has been recognized.

A summary of nonaccrual, restructured, and past due loans at December 31, 2023, 2022, 2021, 2020, and 2019 is set forth below. The Company had no loans past due more than 90 days and still accruing interest at December 31, 2023 and 2022. Management is not aware of any potential problem loans, which were current and accruing at December 31, 2023, where serious doubt existed as to the ability of the borrower to comply with the present repayment terms. Management can give no assurance that nonaccrual and other nonperforming loans will not increase in the future.

NONPERFORMING ASSETS (Continued)

Composition of Nonaccrual, Past Due and Restructured Loans

(As of December 31, Dollars in thousands)	2023	2022	2021	2020	2019
Nonaccrual Loans:					
Commercial and industrial	$ -	$ -	$ 312	$ 752	$ 187
Agricultural production	-	-	634	-	-
Owner occupied real estate	-	-	-	370	416
Real estate construction and other land loans	-	-	-	1,556	-
Agricultural real estate	-	-	-	-	321
Commercial real estate	-	-	-	512	381
Equity loans and line of credit	-	-	-	-	66
Consumer and installment	-	-	-	88	-
Restructured loans (non-accruing):					
Equity loans and line of credit	-	-	-	-	322
Total nonaccrual	-	-	946	3,278	1,693
Accruing loans past due 90 days or more	-	-	-	-	-
Total nonperforming loans	$ -	$ -	$ 946	$ 3,278	$ 1,693
Interest foregone	$ -	$ 132	$ 99	$ 177	$ 85
Nonperforming loans to total loans	-%	-%	0.09%	0.30%	0.18%

OREO represents real property taken either through foreclosure or through a deed in lieu thereof from the borrower. OREO is carried at the lesser of cost or fair market value less selling costs. As of December 31, 2023 and 2022, the Bank had no OREO properties. The Company held no repossessed assets at December 31, 2023 and 2022, which would be included in other assets on the consolidated balance sheets.

ALLOWANCE FOR CREDIT LOSSES

We have established a methodology for determining the adequacy of the allowance for credit losses made up of collective and individually evaluated loans. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for credit losses as well as specific allowances for individually evaluated loans. The allowance for credit losses is an estimate of expected credit losses in the Company's loan portfolio.

The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely scenario, or baseline, combined with downside and upside scenarios reflecting possibly worsening or improving economic conditions.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and recoveries, and reduced by net loan charge-offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for credit losses is maintained to cover lifetime expected credit losses in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy lies with management and our Audit/Compliance Committee. They delegate the authority to the Chief Credit Officer (CCO) to determine the loss reserve ratio for each type of asset and to review, at least quarterly, the adequacy of the allowance based on an evaluation of the portfolio, past experience, prevailing market conditions, economic scenarios, amount of government guarantees, concentration in loan types and other relevant factors.

Management adheres to an internal asset review system designed to provide for timely recognition of problem assets and adequate valuation allowances of collateral dependent loans. The Company's asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. The Company uses the various asset classifications as a means of measuring risk and determining the adequacy of valuation allowances by using a nine-grade system to classify assets. In general, all credit facilities exceeding 90 days of delinquency require classification and are placed on nonaccrual.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table summarizes the Company's loan loss experience, as well as provisions and recoveries (charge-offs) to the allowance and certain pertinent ratios for the periods indicated:

(Dollars in thousands)	2023	2022	2021	2020	2019
Loans outstanding at December 31,	$ 1,288,955	$ 1,254,918	$ 1,038,240	$ 1,104,959	$ 941,865
Average loans outstanding during the year	$ 1,263,226	$ 1,133,919	$ 1,069,653	$ 1,055,712	$ 930,883
Allowance for credit losses:					
Balance at beginning of year	$ 10,848	$ 9,600	$ 12,915	$ 9,130	$ 9,104
Impact of adoption of ASU 2016-13	3,910	-	-	-	-
Deduct loans charged off:					
Commercial	(636)	(27)	(46)	(121)	(1,032)
Consumer	(53)	(151)	(221)	(108)	(164)
Total loans charged off	(689)	(178)	(267)	(229)	(1,196)
Add recoveries of loans previously charged off:					
Commercial	609	367	701	612	134
Commercial real estate	-	-	319	-	-
1-4 family real estate	15	-	-	-	-
Consumer	45	59	232	127	63
Total recoveries	669	426	1,252	739	197
Net (charge-offs) recoveries	(20)	248	985	510	(999)
(Credit) provision for credit losses	(85)	1,000	(4,300)	3,275	1,025
Balance at end of year	$ 14,653	$ 10,848	$ 9,600	$ 12,915	$ 9,130
Allowance for credit losses as a percentage of outstanding loan balance	1.14%	0.86%	0.92%	1.17%	0.97%
Net (charge-offs) recoveries to average loans outstanding	-%	0.02%	0.09%	0.05%	(0.11)%

Managing credits identified through the risk evaluation methodology includes developing a business strategy with the customer to mitigate our losses. Management continues to monitor these credits with a view to identifying as early as possible when, and to what extent, additional provisions may be necessary.

The allowance for credit losses is reviewed at least quarterly by the Company's Board of Directors' Audit/Compliance Committee. Reserves are allocated to loan portfolio segments using percentages which are based on both historical risk elements such as delinquencies and losses and predictive risk elements such as economic, competitive and environmental factors. We have adopted the specific reserve approach to allocate reserves to each individually analyzed asset for the purpose of estimating potential loss exposure. Although the allowance for credit losses is allocated to various portfolio categories, it is general in nature and available for the loan portfolio in its entirety. Additions may be required based on the results of independent loan portfolio examinations, regulatory agency examinations, or our own internal review process. Additions are also required when, in management's judgment, the reserve does not properly reflect the potential loss exposure.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The allocation of the allowance for credit losses is set forth below:

	2023		2022		2021		2020		2019	
Loan Type (Dollars in thousands)	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial:										
Commercial and industrial	$ 948	8.2%	$ 1,585	11.3%	$ 1,689	13.2%	$ 1,757	24.7%	$ 1,106	10.8%
Agricultural production	527	2.6%	229	2.9%	320	3.9%	255	2.0%	313	2.5%
Real estate:										
Construction & other land loans	848	2.6%	1,678	8.7%	812	5.9%	1,204	5.0%	932	7.8%
Commercial real estate—owner occupied	1,945	16.7%	814	15.5%	1,355	20.4%	2,128	18.9%	1,319	21.0%
Commercial real estate—non-owner occupied	5,574	41.9%	4,388	37.0%	3,805	35.6%	4,781	30.7%	3,453	35.0%
Farmland	1,254	9.4%	863	9.5%	697	9.5%	838	7.6%	925	8.1%
Multi-family residential	642	4.8%	60	2.0%	72	2.5%	223	2.6%	140	3.3%
1-4 family—close-ended	1,444	7.5%	465	7.5%	138	3.2%	248	3.1%	264	4.1%
1-4 family—revolving	520	2.1%	142	2.4%	118	2.1%	209	1.9%	161	2.8%
Consumer	951	4.3%	284	3.2%	314	3.6%	641	3.4%	481	4.6%
Unallocated reserves	-	-	340	-	280	-	631	-	36	-
Total allowance for credit losses	$ 14,653	100.0%	$ 10,848	100.0%	$ 9,600	100.0%	$ 12,915	100.0%	$ 9,130	100.0%

Loans are charged to the allowance for credit losses when the loans are deemed uncollectible. It is the policy of management to make additions to the allowance so that it remains adequate to cover all expected lifetime loan losses that exist in the portfolio at that time.

As of December 31, 2023, the allowance for credit losses (ACL) was $14,653,000, compared to $10,848,000 at December 31, 2022, a net increase of $3,805,000. The net increase in the ACL was primarily attributed to adoption of ASU 2016-13 (CECL). This adoption resulted in an increase to the ACL effective January 1, 2023 of $3,910,000. Net charge-offs totaled $20,000 and there was a credit for credit losses was $85,000 for the year ended December 31, 2023.

The balance of classified loans and loans graded special mention totaled $20,301,000 and $9,000,000 at December 31, 2023 and $27,785,000 and $31,023,000 at December 31, 2022, respectively. The balance of undisbursed commitments to extend credit on construction and other loans and letters of credit was $276,270,000 as of December 31, 2023, compared to $288,141,000 as of December 31, 2022. At December 31, 2023 and 2022, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $839,000 and $110,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using appropriate, systematic, and consistently applied processes. While related to credit losses, this allocation is not a part of ACL and is considered separately as a liability for accounting and regulatory reporting purposes. Risks and uncertainties exist in all lending transactions and our management and Directors' Loan Committee have established reserve levels based on economic uncertainties and other risks that exist as of each reporting period.

The ACL as a percentage of total loans was 1.14% at December 31, 2023, and 0.86% at December 31, 2022. Total loans include FLB, SVB and VCB loans that were recorded at fair value in connection with the acquisitions of $58,983,000 at December 31, 2023 and $73,456,000 at December 31, 2022. Excluding these acquired loans from the calculation, the ACL to total gross loans was 1.19% and 0.92% as of December 31, 2023 and 2022, respectively. The loan portfolio acquired in the mergers was booked at fair value with no associated allocation in the ACL. Under current CECL methodology these loans now have an associated ACL.

Assumptions regarding the collateral value of various under-performing loans may affect the level and allocation of the allowance for credit losses in future periods. The allowance may also be affected by trends in the amount of charge-offs experienced or expected trends within different loan portfolios. However, the total reserve rates on collectively evaluated loan pools include quantitative factors which are systematically derived and consistently applied to reflect conservatively estimated losses at the date of the financial statements. Based on the above considerations and given recent changes in historical charge-off rates included in the ACL modeling and the changes in other factors, management determined that the ACL was appropriate as of December 31, 2023.

There were no non-performing loans as of December 31, 2023 or December 31, 2022. The Company had no other real estate owned at December 31, 2023 or December 31, 2022. No foreclosed assets were recorded at December 31, 2023 or December 31, 2022. Management believes the ACL at December 31, 2023 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period.

GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2023 was $53,777,000 consisting of $13,466,000, $10,394,000, $6,340,000, $14,643,000 and $8,934,000 representing the excess of the cost of FLB, SVB, VCB, Service 1st Bancorp, and Bank of Madera County, respectively, over the net amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available to indicate a more accurate or appropriate value for an asset or liability. A significant decline in net earnings, among other factors, could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

Management performed an annual impairment test in the third quarter of 2023 utilizing various qualitative factors. Management believes these factors are sufficient and comprehensive and as such, no further factors need to be assessed at this time. Based on management's analysis performed, no impairment was required.

Goodwill is also assessed for impairment between annual tests if a triggering event occurs or circumstances change that may cause the fair value of a reporting unit to

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

GOODWILL AND INTANGIBLE ASSETS (Continued)

decline below its carrying amount. Management considers the entire Company to be one reporting unit. No such events or circumstances arose during for the year ended December 31, 2023. Changes in the economic environment, operations of the reporting unit or other adverse events could result in future impairment charges which could have a material adverse impact on the Company's operating results.

Intangible assets were represented by the estimated fair value of the core deposit relationships acquired in the 2013 acquisition of VCB of $1,365,000. Core deposit intangibles were being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. The carrying value of intangible assets at December 31, 2023 was $0, net of $1,365,000 in accumulated amortization expense. The carrying value at December 31, 2022 was $68,000, net of $1,297,000 in accumulated amortization expense. Management would evaluate the remaining useful life quarterly to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on prior evaluations, no changes to the remaining useful life was required. Amortization expense recognized was $68,000 for 2023, $454,000 for 2022 and $661,000 for 2021.

DEPOSITS AND BORROWINGS

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. All of a depositor's accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

Total deposits decreased $58,037,000 or 2.76% to $2,041,612,000 as of December 31, 2023, compared to $2,099,649,000 as of December 31, 2022. Interest-bearing deposits increased $46,989,000 or 4.50% to $1,090,071,000 as of December 31, 2023, compared to $1,043,082,000 as of December 31, 2022. Non-interest bearing deposits decreased $105,026,000 or 9.94% to $951,541,000 as of December 31, 2023, compared to $1,056,567,000 as of December 31, 2022. The Company's deposit balances for the year ended December 31, 2023 decreased through normal customer deposit related activity. Average non-interest bearing deposits to average total deposits was 45.84% for the year ended December 31, 2023 compared to 46.68% for the same period in 2022. Based on FDIC deposit market share information published as of June 2023, our total market share of deposits in Fresno, Madera, San Joaquin, and Tulare counties was 4.15% in 2023 compared to 3.66% in 2022. Our total market share in the other counties as of June 2023 and 2022 we operate in (Merced, Placer, Sacramento, and Stanislaus), was less than 1.00%.

The composition of the deposits and average interest rates paid at December 31, 2023 and December 31, 2022 is summarized in the table below.

(Dollars in thousands)	December 31, 2023	% of Total Deposits	Effective Rate	December 31, 2022	% of Total Deposits	Effective Rate
NOW accounts	$ 251,334	12.3%	0.13%	$ 324,089	15.4%	0.06%
MMA accounts	497,043	24.4%	1.68%	435,783	20.8%	0.17%
Time deposits	162,085	7.9%	3.68%	67,923	3.2%	0.14%
Savings deposits	179,609	8.8%	0.12%	215,287	10.3%	0.01%
Total interest-bearing	1,090,071	53.4%	1.33%	1,043,082	49.7%	0.10%
Non-interest bearing	951,541	46.6%		1,056,567	50.3%	
Total deposits	$ 2,041,612	100.0%		$ 2,099,649	100.0%	

We have no known foreign deposits. The following table sets forth the average amount of and the average rate paid on certain deposit categories which were in excess of 10% of average total deposits for the years ended December 31, 2023, 2022, and 2021.

(Dollars in thousands)	2023 Balance	2023 Rate	2022 Balance	2022 Rate	2021 Balance	2021 Rate
Savings and NOW accounts	$ 473,102	0.26%	$ 581,285	0.04%	$ 529,043	0.03%
Money market accounts	$ 531,013	1.68%	$ 486,823	0.17%	$ 455,575	0.15%
Non-interest bearing demand	$ 987,906	-	$ 1,006,511	-	$ 900,083	-
Total deposits	$ 2,155,241	0.72%	$ 2,156,092	0.06%	$ 1,974,576	0.05%

The following table sets forth the maturity of time certificates of deposit and other time deposits of $250,000 or more at December 31, 2023.

(In thousands)	
Three months or less	$ 19,124
Over 3 through 6 months	1,642
Over 6 through 12 months	2,198
Over 12 months	1,293
	$ 24,257

As of December 31, 2023, the Company had $93,134,000 in Brokered CD deposits. The Company had no Brokered CD deposits as of December 31, 2022.

As of December 31, 2023, the Company had $35,000,000 in short-term Federal Home Loan Bank (FHLB) of San Francisco advances and $45,000,000 in short-term advances from the Federal Reserve's Bank Term Funding Program (BTFP). There was $46,000,000 in short-term FHLB advances as of December 31, 2022. We maintain a line of credit with the FHLB collateralized by government securities and loans. Refer to *Liquidity* section below for further discussion of FHLB and BTFP advances. The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 at December 31, 2023 and 2022, at interest rates which vary with market conditions. As of December 31, 2023 and 2022, the Company had no overnight borrowings outstanding under these credit facilities.

The Company's uninsured balances with correspondent banks totaled $3,813,000 and $1,696,000 at December 31, 2023 and 2022, respectively.

CAPITAL RESOURCES

Capital serves as a source of funds and helps protect depositors and shareholders against potential losses. Historically, the primary sources of capital for the Company have been internally generated capital through retained earnings and the issuance of common and preferred stock.

The Company has historically maintained substantial levels of capital. The assessment of capital adequacy is dependent on several factors including asset quality, earnings trends, liquidity and economic conditions. Maintenance of adequate capital levels is integral to providing stability to the Company. The Company needs to maintain substantial levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

Our shareholders' equity was $207,064,000 as of December 31, 2023, compared to $174,660,000 as of December 31, 2022. The increase in shareholders' equity is the result of increase in accumulated other comprehensive income (AOCI) of $15,193,000, from primarily a decrease in the unrealized loss recorded on the Company's investment portfolio, the increase in retained earnings from our net income of $25,536,000, the effect of share-based compensation expense of $858,000, and stock issued under our employee stock purchase plan of $206,000. These increases were partially offset by the payment of common stock cash dividends of $5,657,000.

During 2023, the Bank declared and paid cash dividends to the Company in the amount of $6,963,000 in connection with the cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023.

During 2022, the Company made a capital contribution to the Bank in the amount of $38,000,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

During 2021 the Bank declared and paid cash dividends to the Company in the amount of $7,679,000 in connection with cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $5,757,000 or $0.47 per common share cash dividend to shareholders of record during the year ended December 31, 2021. During the year ended December 31, 2021, the Company repurchased and retired common stock in the amount of $13,619,000.

The following table sets forth certain financial ratios for the years ended December 31, 2023, 2022, and 2021.

	2023	2022	2021
Net income:			
To average assets	1.04%	1.09%	1.25%
To average shareholders' equity	13.81%	14.25%	11.50%
Dividends declared per share to net income per share	22.21%	21.14%	19.75%
Average shareholders' equity to average assets	7.51%	7.67%	10.89%

Management considers capital requirements as part of its strategic planning process. The strategic plan calls for continuing increases in assets and liabilities, and the capital required may therefore be in excess of retained earnings. The ability to obtain capital is dependent upon the capital markets as well as our performance. Management regularly evaluates sources of capital and the timing required to meet its strategic objectives.

The Board of Governors, the FDIC and other federal banking agencies have issued risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items.

The following table presents the Company's regulatory capital ratios as of December 31, 2023 and December 31, 2022:

	Actual Ratio	
(Dollars in thousands)	Amount	Ratio
December 31, 2023		
Tier 1 Leverage Ratio	$ 222,567	9.18%
Common Equity Tier 1 Ratio (CET 1)	$ 217,567	12.78%
Tier 1 Risk-Based Capital Ratio	$ 222,567	13.07%
Total Risk-Based Capital Ratio	$ 273,699	16.08%
December 31, 2022		
Tier 1 Leverage Ratio	$ 205,154	8.37%
Common Equity Tier 1 Ratio (CET 1)	$ 200,154	11.92%
Tier 1 Risk-Based Capital Ratio	$ 205,154	12.22%
Total Risk-Based Capital Ratio	$ 250,556	14.92%

The following table presents the Bank's regulatory capital ratios as of December 31, 2023 and December 31, 2022:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)		Minimum requirement for "Well-Capitalized" Institution	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Tier 1 Leverage Ratio	$ 285,099	11.75%	$ 97,016	4.00%	$ 121,271	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 285,099	16.76%	$ 76,526	7.00%	$ 110,538	6.50%
Tier 1 Risk-Based Capital Ratio	$ 285,099	16.76%	$ 102,035	8.50%	$ 136,047	8.00%
Total Risk-Based Capital Ratio	$ 301,642	17.74%	$ 136,047	10.50%	$ 170,058	10.00%
December 31, 2022						
Tier 1 Leverage Ratio	$ 266,373	10.86%	$ 98,075	4.00%	$ 122,594	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 266,373	15.87%	$ 75,516	7.00%	$ 109,079	6.50%
Tier 1 Risk-Based Capital Ratio	$ 266,373	15.87%	$ 100,688	8.50%	$ 134,251	8.00%
Total Risk-Based Capital Ratio	$ 277,331	16.53%	$ 134,251	10.50%	$ 167,814	10.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

The Company succeeded to all of the rights and obligations of the Service 1st Capital Trust I, a Delaware business trust, in connection with the acquisition of Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2023, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option beginning five years after issuance, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three-month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 on or after October 7, 2012 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2023, the rate was 7.26%. Interest expense recognized by the Company for the years ended December 31, 2023, 2022, and 2021 was $360,000, $188,000 and $93,000, respectively.

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.125% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

On September 15, 2022, the Company entered into a $30 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. As of December 31, 2023 the rate had reached its interest rate cap of 6.75%. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Central Valley Community Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

LIQUIDITY

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committees. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco (FHLB). These funding sources are augmented by payments of principal and interest on loans, the routine maturities and pay downs of securities from the securities portfolio, the stability of our core deposits and the ability to sell investment securities. As of December 31, 2023, the Company had unpledged securities totaling $580,233,000 available as a secondary source of liquidity and total cash and cash equivalents of $53,728,000. Cash and cash equivalents at December 31, 2023 increased 72.37% compared to December 31, 2022. Primary uses of funds include withdrawal of and interest payments on deposits, origination and purchases of loans, purchases of investment securities, and payment of operating expenses.

To augment our liquidity, we have established Federal funds lines with various correspondent banks. At December 31, 2023, our available borrowing capacity includes approximately $110,000,000 in Federal funds lines with our correspondent banks and $307,483,000 in unused FHLB advances. At December 31, 2023, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2023 and 2022:

Credit Lines (In thousands)	December 31, 2023	December 31, 2022
Unsecured Credit Lines		
Credit limit	$ 110,000	$ 110,000
Balance outstanding	$ -	$ -
Federal Home Loan Bank		
Credit limit	$ 342,483	$ 365,309
Balance outstanding	$ 35,000	$ 46,000
Collateral pledged	$ 612,702	$ 687,357
Fair value of collateral	$ 500,972	$ 565,869
Federal Reserve Bank Term Loan Funding Program		
Credit limit	$ 46,174	$ -
Balance outstanding	$ 45,000	$ -
Collateral pledged	$ 53,650	$ -
Fair value of collateral	$ 47,603	$ -
Federal Reserve Bank		
Credit limit	$ 4,448	$ 4,702
Balance outstanding	$ -	$ -
Collateral pledged	$ 4,894	$ 5,508
Fair value of collateral	$ 4,374	$ 4,893

The liquidity of our parent company, Central Valley Community Bancorp, is primarily dependent on the payment of cash dividends by its subsidiary, Central Valley Community Bank, subject to limitations imposed by state and federal regulations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For a further description of our accounting policies, see *Note 1—Summary of Significant Accounting Policies* in the financial statements included in this Form 10-K.

In determining the ACL, accruing loans with similar risk characteristics are generally evaluated collectively. To estimate expected losses the Company generally utilizes historical loss trends and the remaining contractual lives of the loan portfolios to determine estimated credit losses through a reasonable and supportable forecast period. The Company utilized a reasonable and supportable forecast period obtained the forecast data from Moody's Analytics. Individual loan credit quality indicators, including historical credit losses, have been statistically correlated with various econometrics. Model forecasts may be adjusted for inherent limitations or biases that have been identified through independent validation and back-testing of model performance to actual realized results. The Company also considered the impact of portfolio concentrations, changes in underwriting practices, imprecision in its economic forecasts, and other risk factors that might influence its loss estimation process. Increases in external risk factors due to more pessimistic business and economic conditions could potentially increase estimated losses on existing loan

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CRITICAL ACCOUNTING ESTIMATES (Continued)

balances within the ACL. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy and changes in interest rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial

guarantees, and other similar instruments). In addition, credit losses recognized on available-for-sale debt securities will be presented as an allowance as opposed to a write-down, based on management's intent to sell the security or the likelihood the Company will be required to sell the security before recovery of the amortized cost basis. Our accounting for estimated loan losses is discussed and disclosed primarily in *Note 1* and *3* to the consolidated financial statements under the heading "*Allowance for Credit Losses*".

INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on other industries primarily because the assets and liabilities of financial institutions consist largely of monetary items. However, financial institutions are affected by inflation in part through non-interest expenses, such as salaries and occupancy expenses, and to some extent by changes in interest rates.

At December 31, 2023, we are aware that inflation may have an adverse impact on our consolidated financial position or results of operations. However, in the short term increased rates may continue to be a benefit by repricing a portion of our loan portfolio. Higher long term inflation rates may drive increases in operating expenses or have other adverse effects on our borrowers, making collection on extensions of credit more difficult for us. Refer to Quantitative and Qualitative Disclosures About Market Risk for further discussion.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk (IRR) and credit risk constitute the two greatest sources of financial exposure for insured financial institutions that operate like we do. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income (NII). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits and borrowings. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2023, 56.58% of our loan portfolio was tied to adjustable-rate indices. The majority of our adjustable rate loans are tied to prime and reprice within 90 days. Several of our loans, tied to prime, are at their floors and will not reprice until prime plus the factor is greater than the floor. The majority of our time deposits have a fixed rate of interest. As of December 31, 2023, 78.99% of our time deposits mature within one year or less.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our management and Board of Directors' Asset/Liability Committee (ALCO) are responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. The ALCO operates under policies and within risk limits prescribed, reviewed, and approved by the Board of Directors.

The ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by an increasing interest rate environment and positively impacted by a decreasing interest rate environment. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by an increasing interest rate environment and negatively impacted by a decreasing interest rate environment. Our mix of assets consists primarily of loans and securities, none of which are held for trading purposes. The value of these securities is subject to interest rate risk, which we must monitor and manage successfully in order to prevent declines in value of these assets if interest rates rise in the future. The speed and velocity of the repricing of assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Earnings simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

Interest rate simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 400 basis point increases and decreases in interest rates in 100 basis point increments. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

The assets and liabilities of a financial institution are primarily monetary in nature. As such they represent obligations to pay or receive fixed and determinable amounts of money that are not affected by future changes in prices. Generally, the impact of inflation on a financial institution is reflected by fluctuations in interest rates, the ability of customers to repay their obligations and upward pressure on operating expenses. Although inflationary pressures are not considered to be of any particular hindrance in the current economic environment, they may have an impact on the company's future earnings in the event those pressures become more prevalent.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of interest income and interest expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which possess a short term to maturity. Virtually all of the Company's interest earning assets and interest bearing liabilities are located at the Bank level. Thus, virtually all of the Company's interest rate risk exposure lies at the Bank level other than $69.7 million in senior debt and subordinated notes issued by the Company. As a result, all significant interest rate risk procedures are performed at the Bank level.

The fundamental objective of the Company's management of its assets and liabilities is to maximize the Company's economic value while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest earning assets, such as loans and investments, and its interest expense on interest bearing liabilities, such as deposits and borrowings. The Company is subject to interest rate risk to the degree that its interest earning assets re-price differently than its interest bearing liabilities. The Company manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

The Company seeks to control interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. Management believes historically it has effectively managed the effect of changes in interest rates on its operating results and believes that it can continue to manage the short-term effects of interest rate changes under various interest rate scenarios.

Management employs asset and liability management software and engages consultants to measure the Company's exposure to future changes in interest rates. The software measures the expected cash flows and re-pricing of each financial asset/liability separately in measuring the Company's interest rate sensitivity. Based on the results of the software's output, management believes the Company's balance sheet is evenly matched over the short term and slightly asset sensitive over the longer term as of December 31, 2023. This means that the Company would expect (all other things being equal) to experience a limited change in its net interest income if rates rise or fall. The level of potential or expected change indicated by the tables below is considered acceptable by management and is compliant with the Company's ALCO policies. Management will continue to perform this analysis each quarter.

The hypothetical impacts of sudden interest rate movements applied to the Company's asset and liability balances are modeled quarterly. The results of these models indicate how much of the Company's net interest income is "at risk" from various rate changes over a one year horizon. This exercise is valuable in identifying risk exposures. Management believes the results for the Company's December 31, 2023 balances indicate that the net interest income at risk over a one year time horizon for a 100 basis points ("bps"), 200 bps, and 300 bps rate increase and a 100 bps, 200 bps, and 300 bps rate decrease is acceptable to management and within policy guidelines at this time.

Quantitative and Qualitative Disclosures About Market Risk

The results in the table below indicate the change in net interest income the Company would expect to see as of December 31, 2023, if interest rates were to instantaneously change in the amounts set forth:

Sensitivity Analysis of Impact of Rate Changes on Interest Income

Hypothetical Change in Rates (Dollars in thousands)	Projected Net Interest Income	$ Change from Rates at December 31, 2023	% Change from Rates at December 31, 2023
Up 300 bps (shock)	$ 81,537	$ (6,347)	(7.22)%
Up 200 bps (shock)	83,513	(4,371)	(4.97)%
Up 100 bps (shock)	85,812	(2,072)	(2.36)%
Unchanged	87,884	-	-
Down 100 bps (shock)	87,625	(259)	(0.29)%
Down 200 bps (shock)	87,727	(157)	(0.18)%
Down 300 bps (shock)	87,632	(252)	(0.29)%

It is important to note that the above table is a summary of several forecasts and actual results may vary from any of the forecasted amounts and such difference may be material and adverse. The forecasts are based on estimates and assumptions made by management, and that may turn out to be different, and may change over time. Factors affecting these estimates and assumptions include, but are not limited to: 1) competitor behavior, 2) economic conditions both locally and nationally, 3) actions taken by the Federal Reserve Board, 4) customer behavior and 5) management's responses to each of the foregoing. Factors that vary significantly from the assumptions and estimates may have material and adverse effects on the Company's net interest income; therefore, the results of this analysis should not be relied upon as indicative of actual future results.

The following table shows management's estimates of how the loan portfolio is segregated between variable-daily, variable other than daily, and fixed rate loans, and estimates of re-pricing opportunities for the entire loan portfolio at December 31, 2023 and 2022:

Rate Type (Dollars in thousands)	December 31, 2023		December 31, 2022	
	Balance	Percent of Total	Balance	Percent of Total
Variable rate	$ 729,260	56.58%	$ 770,260	61.38%
Fixed rate	559,695	43.42%	484,658	38.62%
Total gross loans	$ 1,288,955	100.00%	$ 1,254,918	100.00%

Approximately 56.58% of our loan portfolio is tied to adjustable rate indices and 50.77% of our loan portfolio reprices within 90 days. As of December 31, 2023, we had 748 commercial and real estate loans totaling $610,198,000 with floors ranging from 0.75% to 10.75% and ceilings ranging from 4.50% to 25.00%.

The following table shows the repricing categories of the Company's loan portfolio at December 31, 2023 and 2022:

Repricing (Dollars in thousands)	December 31, 2023		December 31, 2022	
	Balance	Percent of Total	Balance	Percent of Total
< 1 Year	$ 661,552	51.32%	$ 868,001	69.17%
1-3 Years	45,254	3.51%	11,560	0.92%
3-5 Years	458,312	35.56%	271,741	21.65%
> 5 Years	123,837	9.61%	103,616	8.26%
Total gross loans	$ 1,288,955	100.00%	$ 1,254,918	100.00%

Assumptions are inherently uncertain, and, consequently, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and management strategies which might moderate the negative consequences of interest rate deviations.

Stock Price
Information

The Company's common stock is listed for trading on the NASDAQ Capital Market under the ticker symbol CWBC.

The following table shows the high and low sales prices for the common stock for each quarter as reported by NASDAQ.

| | Sales Prices for the Company's Common Stock | |
Quarter Ended	Low	High
March 31, 2022	$ 20.70	$ 23.99
June 30, 2022	14.16	23.94
September 30, 2022	14.46	19.07
December 31, 2022	17.49	21.54
March 31, 2023	20.39	25.95
June 30, 2023	12.75	20.12
September 30, 2023	14.11	17.40
December 31, 2023	13.73	22.44

The Company paid common share cash dividends of $0.48 per share in 2023 and 2022. The Company's primary source of income with which to pay cash dividends are dividends from the Bank. See Note 13 in the audited Consolidated Financial Statements in Item 8 of this Annual Report.

SHAREHOLDER INQUIRIES

Inquiries regarding Community West Bancshares' accounting, internal accounting controls or auditing concerns should be directed to Steven D. McDonald, Chairman of the Board of Directors' Audit Committee, at steve.mcdonald@cvcb.com, anonymously at www.hotline-services.com or Compliance Hotline at 1-855-252-7606. General inquiries about the Company or the Bank should be directed to LeAnn Ruiz, Assistant Corporate Secretary at (800) 298-1775.



Investing in Relationships that
Strengthen Communities

3Strands Global Foundation
Actively Coming Together Selflessly Foundation
Alchemist Community Development Corporation
American Bankers Association
American Pistachio Growers
Arte Americas Casa de la Cultura
Association for Talent Development
Association of Certified Anti-Money Laundering Specialists
Atwater Ag Boosters Organization
Bakersfield Advocacy Respect Community Foundation
Better Business Bureau (Central California & Sacramento)
BLACK Wellness & Prosperity Center
Boys & Girls Club (San Joaquin & Tulare Counties)
Business Organization of Old Town
California 9/11 Memorial
California Association of Winegrape Growers Foundation
California Bankers Association
California Chamber of Commerce
California Citrus Mutual
California Employers Association
California Farm Bureau Federation
California Fire Mechanics Academy
California Fresh Fruit Association
California Medical Group Management Association
California Society of Association Executives
California Society of Certified Public Accountants
California State University, Fresno
California State University, Sacramento
California Women For Agriculture - Merced Chapter
Center For Human Services
Central California Food Bank
Central California Society For Human Resource Management
Central California Women's Conference
Central Sierra Historical Society and Museum, Inc.
Central Valley Hispanic Chamber of Commerce
Citrus Heights Chamber of Commerce
Clovis Senior Activity Center
Clovis Chamber of Commerce

Clovis North Bronco Association
Clovis Rodeo Association
Community Health Systems Office of Philanthropy
Community Hospice & Health Services Foundation
County Line Titans Youth Football Club
Court Appointed Special Advocates of Fresno & Madera Counties
Commercial Real Estate Women Network Foundation
Cultiva La Salud
Doug McDonald Scholarship
Downtown Visalia Foundation
Economic Development Corporation (Fresno County & Visalia)
Education Foundation of Stanislaus County
El Dorado Hills Chamber of Commerce
Emilia Free Foundation
Exceptional Parents Unlimited Children's Center
Exeter Art Gallery & Museum Association
Exeter Chamber of Commerce
Exeter Community Preschool
Exeter Festival of Arts
Exeter Lions Club
Family Promise of San Joaquin County
Fig Garden Rotary Club
Financial Services Information Sharing and Analysis Center
Folsom Chamber of Commerce
Folsom Garden Club
Folsom High School
Folsom Historic District Association
Folsom Police Foundation
Folsom, El Dorado & Sacramento Historical Railroad Association
Foundation For Clovis Schools
Foundation For Firebaugh-Las Deltas Unified Schools
Fresno Area Hispanic Foundation
Fresno Athletic Hall of Fame
Fresno Building Healthy Communities
Fresno Business Council
Fresno Chamber Of Commerce
Fresno County Farm Bureau
Fresno County Women's Chamber of Commerce

Fresno Metro Black Chamber of Commerce
Fresno Mission
Fresno Pearls and Ivy Foundation
Friends of the Auberry Library
Friends of the Merced County Fair
Gallo Center for the Arts, Inc.
Girl Scouts (Central California South & Heart of Central California)
Golden Empire Council Boy Scouts of America
Greater Arden Chamber of Commerce
Greater Bakersfield Chamber of Commerce
Greater Stockton Chamber of Commerce
Habitat For Humanity (Greater Fresno, Greater Sacramento,
   Tulare Kings)
Harvest Park Educational Center
Haven Women's Center of Stanislaus
Health Education Council
Hoffmann Hospice & Palliative Care
HumanBulb
Independent Community Bankers of America
Independent Insurance Agents & Brokers of Sacramento
International Soap Box Derby
Ironstone Concours d'Elegance Foundation
Jonah's Awareness Fund
Kaweah Health Foundation
Kerman Chamber of Commerce
Kerman Unified Chapter 279 California School
   Employees Association
Kern County Farm Bureau
Kings County Sheriff's Activities League
Kiwanis International (Greater Madera & West Visalia)
Lighthouse Counseling & Family Resource Center
Lodi Chamber of Commerce
Lodi Police Foundation
Lodi Tokay Rotary Club
Love Inc. of Merced
Lowell Community Development Corporation
Madera Chamber of Commerce
Madera Community College
Madera County Ag Boosters
Merced County Farm Bureau
Make-A-Wish
Marjaree Mason Center
Merced College Foundation
Merced County Rescue Mission
Mexican American Hall of Fame Sports Association
Modesto Chamber of Commerce
Modesto Nuts Professional Baseball Club
Mutual Business Xchange Network
National Association of Government Guaranteed Lenders
Nationwide Multistate Licensing System & Registry
Neighborhood Industries
New Beginnings For Merced County Animals
Oakhurst Area Chamber of Commerce
Pine Ridge Elementary School
Placer Society for Prevention of Cruelty to Animals

Poverello House
Prominent Premier Partners
Rancho Murieta Country Club
Rebuilding Together Sacramento
Rise Economy
Risk Management Association - Sacramento Chapter
Ronald McDonald House Charities of the Central Valley
Roosevelt High School Bass Fishing Club
Roseville Area Chamber of Commerce
Roseville Theater Arts Academy
Rotary Club of Fresno
Rotary Club of Madera
Sacramento Region Community Foundation
Sacramento Food Bank & Family Services
Sacramento Master Singers
Sacramento Metropolitan Chamber of Commerce
Sacramento National Association of Residential Property Managers
Sacramento Professional Advisors Network
Sacramento Regional Builders Exchange
San Joaquin Farm Bureau Federation
Self-Help Enterprises
Sierra Foothill Conservancy
Sierra High School
Skedaddle Humane Wildlife Control
Society For Human Resource Management
Southwest Fresno Development Corporation
St. Vincent de Paul Roseville
STAND Affordable Housing Program
Stockton Athletic Hall of Fame
Sycamore Valley Academy
The American Legion Cecil Cox Post #147
The Downtown Fresno Foundation
The First Tee of Greater Sacramento
The Foundation at Fresno County Office of Education
The Leukemia & Lymphoma Society
The Light House Recovery Center
The Petal Connection
The Risk Management Association
The Salvation Army (Greater Sacramento & San Joaquin Valley)
Tokay High School
Tulare Chamber of Commerce
United Way (San Joaquin & Tulare Counties)
Valley Children's Healthcare Foundation
Valley Children's Healthcare La Visionaria Guild
Valley Crime Stoppers
Valley Caregiver Resource Center
Valley Teen Ranch
Visalia Arts Consortium Inc.
Visalia Breakfast Lions Club
Visalia Chamber of Commerce
Visalia Youth Baseball
Wellness Workdays
Western States User Group
West Visalia Kiwanis Club
Western Bankers Association

Community West Bank

Investing In Relationships

Customer Service
(800) 298-1775
(559) 298-1775

Corporate Office
7100 North Financial Drive,
Suite 101
Fresno, CA 93720
(559) 298-1775

Bakersfield
9201 Camino Media,
Suite 100
Bakersfield, CA 93311
(661) 246-8999
(Opening Soon)

Clovis
600 Pollasky Avenue
Clovis, CA 93612
(559) 323-3480

Clovis Herndon
1795 Herndon Avenue,
Suite 101
Clovis, CA 93611
(559) 323-2200

Exeter
300 East Pine Street
Exeter, CA 93221
(559) 594-9919

Folsom
905 Sutter Street,
Suite 100
Folsom, CA 95630
(916) 985-8700

Fresno Downtown
2404 Tulare Street
Fresno, CA 93721
(559) 268-6806

Fresno Fig Garden
5180 North Palm Avenue,
Suite 105
Fresno, CA 93704
(559) 221-2760

Fresno River Park
8375 North Fresno Street
Fresno, CA 93720
(559) 447-3350

Gold River
11230 Gold Express Drive,
Suite 311
Gold River, CA 95670
(916) 235-4588

Kerman
360 South Madera Avenue
Kerman, CA 93630
(559) 842-2265

Lodi
1901 West Kettleman Lane,
Suite 100
Lodi, CA 95242
(209) 333-5000

Madera
1919 Howard Road
Madera, CA 93637
(559) 673-0395

Merced
3337 G Street,
Suite B
Merced, CA 95340
(209) 725-2820

Modesto
1700 Standiford Avenue,
Suite A
Modesto, CA 95350
(209) 576-1402

Oakhurst
40004 Highway 41,
Suite 101
Oakhurst, CA 93644
(559) 642-2265

Prather
29430 Auberry Road
Prather, CA 93651
(559) 855-4100

Roseville
2999 Douglas Boulevard,
Suite 160
Roseville, CA 95661
(916) 859-2550

Sacramento
1435 River Park Drive,
Suite 100
Sacramento, CA 95815
(916) 235-4601

Stockton
2800 West March Lane,
Suite 120
Stockton, CA 95219
(209) 956-7800

Visalia
126 West Center Avenue
Visalia, CA 93291
(559) 625-8733

Commercial Lending
Agribusiness
(559) 323-3319

Real Estate
(559) 323-3346

SBA
(559) 323-3472

Greater Sacramento
(916) 859-2556

Mid-Valley
(209) 956-1105

Central Valley
(559) 323-3481

South Valley
(559) 594-9919 Ext. 6504

Central Coast Locations
Fully-Integrated August 2024
Goleta
5827 Hollister Avenue
Goleta, CA 93117
(805) 683-4944

Oxnard
300 E. Esplanade Drive
Oxnard, CA 93036
(805) 597-4140

Paso Robles
541 Spring Street
Paso Robles, CA 93446
(805) 597-7778

San Luis Obispo
4464 Broad Street
San Luis Obispo, CA 93401
(805) 597-3655

Santa Barbara
1501 State Street
Santa Barbara, CA 93101
(805) 962-7420

Santa Maria
122 E. Betteravia Road
Santa Maria, CA 93454
(805) 938-1690

Ventura
1463 S. Victoria Avenue
Ventura, CA 93003
(805) 650-1901

Community West Bank

Investing In Relationships

 